      As filed with the Securities and Exchange Commission on April 4, 1996
                                                            Registration No. 33-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           ---------------------------
                       DANNINGER MEDICAL TECHNOLOGY, INC.
             (Exact name of Registrant as specified in its charter)

             Delaware                                            31-1013521
  (State or other jurisdiction                                (I.R.S. Employer
of incorporation or organization)                            Identification No.)

                           ---------------------------

                                4140 Fisher Road
                              Columbus, Ohio 43228
                                 (614) 276-8267
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)

                           ---------------------------

                                Joseph A. Mussey
                      President and Chief Executive Officer
                       Danninger Medical Technology, Inc.
                                4140 Fisher Road
                              Columbus, Ohio 43228
                                 (614) 276-8267

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                           ---------------------------

                          Copies of Correspondence to:

         Curtis A. Loveland, Esq.                    James P. Mulroy, Esq.
      Porter, Wright, Morris & Arthur              Squire, Sanders & Dempsey
           41 South High Street                      41 South High Street
           Columbus, Ohio  43215                     Columbus, Ohio 43215
              (614) 227-2004                            (614) 365-2728

                           ---------------------------

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                              CALCULATION OF REGISTRATION FEE
===================================================================================================================
                                                              PROPOSED         PROPOSED
                                                               MAXIMUM          MAXIMUM
  TITLE OF EACH                                               OFFERING         AGGREGATE           AMOUNT OF
CLASS OF SECURITIES                      AMOUNT TO BE         PRICE PER        OFFERING          REGISTRATION
 TO BE REGISTERED                         REGISTERED           UNIT(1)         PRICE(1)               FEE
- -------------------------------------------------------------------------------------------------------------------
00% Convertible Subordinated
Debentures due 2003                      $5,250,000(2)          100%          $5,250,000             $1,811

Common Shares, $.01 par value                 (3)                --               --                  --
===================================================================================================================


(1)  Estimated solely for the purpose of calculating the registration fee.

(2) Includes $250,000 principal amount of Debentures subject to an over-allotment option.

(3) There are being registered hereunder the number of shares of Common Stock required at the initial conversion price for conversion of the Debentures registered hereunder, together with such additional indeterminate number of shares of Common Stock as may become issuable upon conversion by reason of adjustments in the conversion price.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                               CROSS REFERENCE SHEET

          REGISTRATION STATEMENT ITEM AND CAPTION                   CAPTION OR LOCATION IN PROSPECTUS
          ---------------------------------------                   ---------------------------------
1.        Forepart of Registration Statement and
          Outside Front Cover Page of Prospectus.             Outside Front Cover

2.        Inside Front and Outside Back Cover
          Pages of Prospectus.                                Inside Front Cover; Outside Back Cover; Available
                                                              Information

3.        Summary Information, Risk Factors and               Prospectus Summary; Risk Factors
          Ratio of Earnings to Fixed Charges.

4.        Use of Proceeds.                                    Use of Proceeds

5.        Determination of Offering Price.                    Outside Front Cover Page of Prospectus

6.        Dilution                                            *

7.        Selling Security Holders                            *

8.        Plan of Distribution                                Outside Front Cover Page of Prospectus;
                                                              Underwriting

9.        Description of Securities to Be                     Description of Debentures; Description of
          Registered.                                         Capital Stock

10.       Interests of Named Experts and Counsel.             Legal Matters; Experts

11.       Information with Respect to the                     Outside and Inside Front Cover Pages of Prospectus;
          Registrant.                                         Risk Factors; Price Range of Common Stock and
                                                              Dividend Policy; Selected Consolidated Financial
                                                              Data; Management's Discussion and Analysis of
                                                              Financial Condition and Results of Operations;
                                                              Business; Description of Debentures; Description of
                                                              Capital Stock

12.       Incorporation of Certain Information                Incorporation of Certain Documents by Reference
          by Reference.

13.       Disclosure of Commission Position                   Description of Capital Stock
          on Indemnification for Securities
          Act Liabilities.


- --------------------------------------
* Item is omitted from Prospectus because it is not applicable or the answer thereto is negative.

PROSPECTUS

                                   $5,000,000

[LOGO]

                       DANNINGER MEDICAL TECHNOLOGY, INC.

                 % CONVERTIBLE SUBORDINATED DEBENTURES DUE 2003

     The    % Convertible Subordinated Debentures due 2003 (the "Debentures")
issued by Danninger Medical Technology, Inc. (the "Company"), offered hereby will mature on June 1, 2003, unless previously redeemed or repurchased. Interest on the Debentures is payable semi-annually on the first day of June and December of each year beginning June 1, 1996 and continuing through maturity. The Debentures are convertible at any time before maturity, unless previously redeemed, into shares of Common Stock of the Company ("Common Stock") at a
conversion price of $           per share (the "Conversion Price"), subject to
adjustment in certain events. See "Description of Debentures." The Company's Common Stock is traded on the Nasdaq SmallCap Market under the symbol "DANN."
On April 2, 1996, the last bid price for the Common Stock, as reported on the Nasdaq SmallCap Market, was $6.875 per share. See "Price Range of Common Stock and Dividend Policy." The Company does not intend to list the Debentures on Nasdaq or on any exchange. The Underwriter has informed the Company that it intends to make a market in the Debentures.

     Beginning July 1, 1999, debentures that are presented for redemption by June 1, 1999, or June 1 of any succeeding year, will be redeemed on the next July 1 at par plus accrued interest up to an annual maximum of $25,000 per holder or beneficial owner and an annual aggregate maximum of 5% of the gross amount of Debentures sold. Additionally, the Company will redeem at any time Debentures presented by the personal representative or surviving joint tenant of a deceased holder subject to the same annual maximums. Upon the occurrence of certain changes in control of the Company, the Company is obligated to purchase Debentures at the holder's option at 101% of the principal amount thereof plus accrued interest. Prior to June 1, 1999, the Debentures are not redeemable at the option of the Company unless the closing bid price of the Company's Common Stock is at least 140% of the Conversion Price for at least 20 trading days within a 30 consecutive trading day period ending no later than five trading days prior to the notice of redemption. No sinking fund will be established to redeem the Debentures. See "Description of Debentures."

     SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS OF THE DEBENTURES OFFERED HEREBY.

                            ------------------------


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECUR-
     ITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
          UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRE-
                SENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                           PRICE TO        UNDERWRITING          PROCEEDS TO
                            PUBLIC         DISCOUNTS (1)         COMPANY (2)
- --------------------------------------------------------------------------------
Per Debenture...........        100.0%
- --------------------------------------------------------------------------------
Total (3)...............   $5,000,000       $                     $
================================================================================

(1) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2)  Before deducting estimated expenses of $225,000 payable by the Company.

(3) The Company has granted the Underwriter a 30-day option to purchase up to an additional $250,000 principal amount of Debentures at par plus accrued interest to cover over-allotments, if any. If all such Debentures are purchased by the Underwriter, the total Price to Public will be $5,250,000, the total Underwriting Discount will be $____ and the total Proceeds to Company will be $____ . See "Underwriting."

                               ------------------

     The Debentures are offered subject to receipt and acceptance by the Underwriter, to prior sale and to the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that certificates for the Debentures will be available for delivery on or about _______________, 1996.

                               ------------------

                                THE OHIO COMPANY

                               ____________, 1996

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OR THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

CERTAIN SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ
SMALLCAP MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE
ACT OF 1934.  SEE "UNDERWRITING."

                              AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-2 under the Securities Act, with respect to the Debentures offered hereby and the Common Stock into which they are convertible. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission (the "Commission"). For further information with respect to the Company and the Debentures offered hereby, reference is made to the Registration Statement and the exhibits thereto. Statements herein contained concerning the provisions of any document are not necessarily complete and in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. The Registration Statement and the exhibits may be inspected without charge at the offices of the Commission described above or copies obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements and other information can also be inspected at the offices of The Nasdaq SmallCap Market at 1735 K Street, N.W., Washington, D.C. 20006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 has been filed by the Company with the Commission (File No. 0-16893) pursuant to Section 13(a) of the Exchange Act and is incorporated herein by reference. Each document filed subsequent to the date of this Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including a beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated herein by reference (other than exhibits unless such exhibits are expressly incorporated by reference in such documents). Requests should be directed to Paul A. Miller, Vice President and Chief Financial Officer, Danninger Medical Technology, Inc.,4140 Fisher Road, Columbus, Ohio 43228. Telephone requests may be directed to the Company at (614) 276-8267.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless otherwise indicated in this Prospectus, all information assumes no exercise of the Underwriter's over-allotment option.

                                   THE COMPANY

      Danninger Medical Technology, Inc. ("Danninger") and its wholly-owned subsidiary, Cross Medical Products, Inc. ("Cross"), engage in two distinct business segments of the orthopedic device industry. Danninger designs, manufactures and distributes orthopedic rehabilitation products, primarily continuous passive motion therapy devices ("CPM devices") and other orthopedic rehabilitation products (together with CPM devices "recovery products"). CPM devices are used in rehabilitation therapy to slowly and continuously move an injured joint without assistance of the patient's muscle power. This therapy is most commonly used after joint surgery to improve blood flow, reduce swelling, increase the range of motion, maintain muscle tone and speed healing. The Company's wholly owned subsidiary, Recovery Services, Inc. ("RSI"), rents recovery products directly to end users. Cross designs, manufactures and markets implants and instruments for the surgical treatment of degenerative diseases, deformities and trauma of the spine ("spinal implants"). Unless the context otherwise requires, Danninger, RSI and Cross are hereinafter collectively referred to as (the "Company").

     The sale of recovery products has historically generated the substantial portion of Company sales and all of its operating income. In 1988, the Company entered the spinal implant market with its first implant system, which was offered in the United States for clinical study only. In 1992, the Company determined to aggressively pursue its strategy to utilize a substantial portion of the cash flow generated from its position as a leading manufacturer of CPM devices to fund the development of its spinal implant business. The Company formed its Medical Advisory Board of prominent spinal surgeons and began development of the SYNERGY(TM) Spinal Implant System. The SYNERGY(TM) Spinal Implant System is a "universal" implant system that allows surgeons to treat both the thoracic (middle) and lumbar (lower) portions of the spine, which the Company believes covers approximately 70% of all instrumented spinal fusion surgeries in the United States. The Company received 510(k) clearance from the U.S. Food and Drug Administration ("FDA") to market the anterior portion of the SYNERGY(TM) Spinal Implant System in October 1994 and to market the posterior portion of the system in July 1995. The Company's revenue from its implant business has increased from $347,000, or less than 5% of total Company revenue, in 1992 to $4,091,000 in 1995, or approximately 33% of total Company revenue.

     The Company's predecessor was incorporated in 1980 and commenced operations in 1983. In 1986, the Company's predecessor was merged into the Company solely for the purpose of changing the Company's jurisdiction of incorporation to Delaware. The Company's offices are located at 4140 Fisher Road, Columbus, Ohio 43228 and its telephone number is (614) 276-8267.

     The following are the principal elements of the Company's business strategy.

     Develop United States Distribution. The Company believes that a strong force of qualified sales and service representatives is essential to increase its share of the United States spinal implant market, which market was estimated to exceed $200 million in 1995. The Company utilizes its Medical Advisory Board to educate spinal surgeons throughout the United States in the use of the Company's spinal implant systems. With approval of the SYNERGY(TM) Spinal Implant System by the FDA in 1995, the Company began the process of rapidly expanding its network of independent sales agencies.

     Develop International Distribution. The Company believes that the total foreign market for spinal implant products is approximately equal in size to the United States market. The Company has marketed its spinal implant systems in foreign countries for a number of years, generally obtaining regulatory clearance to market products in these countries prior to clearance in the United States. The Company currently markets its spinal implant products and instruments in 16 foreign countries and plans to add qualified distributors in other foreign markets. In 1995, foreign sales represented approximately $1.4 million, or approximately 35%, of the Company's total implant product revenue.

     Develop New Products. The Company intends to continue its investment in the research and development of new spinal implant products and the improvement of existing recovery products. The Company believes that technologically superior products are needed to compete in both the recovery products market and the spinal implant market. The

Company has historically devoted a substantial portion of its resources to research and development. In recent years the Company has devoted an increasing amount of its research and development expenditures to spinal implant products. The Company's research and development expenditures during the fiscal years ended December 31, 1995, 1994, and 1993 were $1,147,000, $1,324,000, and
$1,248,000, respectively.

     Continue Strong Position in Recovery Products Market. The Company believes that it is one of the largest manufacturers of CPM devices in the United States. The Company is striving to improve its position in recovery products through research and development and increased international distribution. The Company, through RSI, has recently commenced the direct rental of recovery products in selected markets.

                                  THE OFFERING

Securities Offered................    % Convertible Subordinated Debentures Due 2003.

Maturity Date.....................  June 1, 2003.

Amount of Offering................  $5,000,000 ($5,250,000 if the over-allotment option is exercised in full.

Interest Payment Dates............  Semi-annually on each June 1 and December 1 beginning
                                    June 1, 1996.

Conversion Rights.................  Convertible, prior to maturity or redemption, into Common
                                    Stock, at a conversion price of $0.00 per share, subject to adjustment in certain events.

Redemption at Holder's Option.....  Beginning July 1, 1999, the Company will be obligated to redeem Debentures tendered by June 1, 1999 or June 1 of
                                    any succeeding year at 100% of their principal amount plus accrued interest, subject to an annual maximum of $25,000
                                    per holder or beneficial owner and an annual aggregate
                                    maximum of 5% of the gross amount of Debentures sold in
                                    the offering ($250,000; $262,500 if the Underwriter's over-
                                    allotment option is exercised in full).  Any Debenture
                                    presented by the personal representative or surviving joint tenant of a deceased holder or beneficial owner will be
                                    redeemed, beginning immediately, within 60 days of
                                    presentation of necessary documentation, at the same
                                    redemption price subject to the same per holder or
                                    beneficial owner and aggregate maximums.  See
                                    "Description of Debentures - Limited Right of Redemption
                                    by Holder."

Repurchase on Change of Control...  Upon the occurrence of certain changes of control of the
                                    Company, the Company is obligated to purchase
                                    Debentures at the holder's option at 101% of the principal amount thereof plus accrued interest.  See "Description of
                                    Debentures - Repurchase of Debentures at the Holder's
                                    Option After a Change of Control."

Redemption at Company's Option....  The  Debentures  are  not  redeemable  at the option of the
                                    Company prior to June 1, 1999, unless the closing bid price of the Company's Common Stock is at least 140% of the
                                    Conversion Price for at least 20 trading days within a 30
                                    consecutive trading day period ending no later than five
                                    trading days prior to the notice of redemption. The

                      redemption price for the year beginning June 1, 1996 will be 108% of par, with such redemption price declining each year thereafter to 100% on June 1, 2002. See "Description of
                      Debentures - Redemption at Option of the Company."

Subordination.......  Subordinated to all existing and future Senior Indebtedness, as defined.  See "Description of Debentures -
                      Subordination."

Trustee.............  Fifth Third Bank, Columbus, Ohio.

Use of Proceeds.....  To repay certain indebtedness and for working capital.  See
                      "Use or Proceeds."

                       SUMMARY CONSOLIDATED FINANCIAL DATA

                                                         YEARS ENDED DECEMBER 31,
                                           ---------------------------------------------------
                                            1995        1994       1993        1992      1991
                                            ----        ----       ----        ----      ----
                                             (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
STATEMENT OF OPERATIONS DATA:
Revenue..................................  $12,584     $10,154    $9,313      $7,394    $8,444
Gross margin.............................    6,224       5,026     3,885       3,653     4,103
Operating income (loss)..................     (138)        308      (564)         77       617
Interest expense.........................      289         158       156         192       144
Income (loss) before income taxes........     (431)        210      (682)       (103)      516
Net income (loss)........................     (359)         81      (774)        (48)      401
Net income (loss) per share..............  $ (0.08)    $  0.02    $(0.18)     $(0.01)   $ 0.09
OTHER HISTORICAL DATA:
EBITDA(1)................................      119         565      (221)        399       939
Ratio of EBITDA to interest..............     0.41        3.58     (1.42)       2.08      6.52
Ratio of earnings to fixed charges (2)...     --- (3)     2.01      ---  (4)    0.56      3.76
Proforma ratio of earnings
 to fixed charges (2)....................     --- (5)

                                              DECEMBER 31, 1995
                                        ----------------------------
BALANCE SHEET DATA:                     ACTUAL       AS ADJUSTED (6)
                                        ------       ---------------
Working capital.....................    $ 3,186           7,661
Total assets........................      9,517          11,517
Short term obligations..............      3,406             406
Long term obligations...............        874           5,874
Total shareholders' equity..........      3,522           3,522

- -----------

(1) As used herein, EBITDA is defined as operating income (loss) plus depreciation and amortization included therein. The Company believes that EBITDA is generally recognized as an indicator of a Company's ability to service its debt and capital expenditure requirements. However, EBITDA is not intended to be a performance measure that should be regarded as an indicator of operating performance or cash flows as a measure of liquidity, as determined in accordance with generally accepted accounting principles.

(2) For purposes of calculating the ratio of earnings to fixed charges, earnings include income before income taxes plus fixed charges. Fixed charges consist of interest expense and the estimated interest component of operating leases (assumed to be one-third of total rental expense). The proforma ratio of earnings to fixed charges assumes the application of $3,000,000 of net proceeds to repay outstanding indebtedness.

(3)  Reflects a deficiency of ($431,000).

(4)  Reflects a deficiency of ($682,000).

(5)  Reflects a proforma deficiency of ($511,000).

(6) Adjusted for the sale of the $5,000,000 principal amount of Debentures offered by the Company and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

       In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Debentures offered hereby.

LIMITED HISTORY OF PROFITABILITY

       In fiscal 1995, the Company incurred a net loss of $359,000 and has incurred net losses in three of the last four years, primarily as a result of the costs associated with the development of its SYNERGY(TM) Spinal Implant System. The Company will continue to invest to expand the distribution and marketing of the SYNERGY(TM) Spinal Implant System as well as to invest in research and development to expand the system to include a cervical version and a titanium version. The Company believes that the SYNERGY(TM) Spinal Implant System has technological advantages over existing spinal implant systems, although certain competitors have much greater market share and well-developed distribution networks. There can be no assurance that the Company will be successful in establishing a competitive distribution network to enable it to increase its sales of spinal implants to a profitable level. See "Business."

COMPETITION

       The orthopedic device industry is intensely competitive with respect to technology, distribution, price, service, quality and variety, and there are many well-established competitors with substantially greater financial and other resources than the Company. Some of the Company's competitors have been in existence for a substantially longer period than the Company and many are better established with orthopedic physicians in the markets where the Company distributes its products. See "Business - Competition."

LEVERAGE

       As of December 31, 1995, as adjusted for the issuance of the Debentures and the application of the estimated net proceeds therefrom, the Company's total long-term debt and shareholders' equity would have been approximately $5,874,000 and $3,522,000, respectively, and the Company's fixed charges would have exceeded earnings before fixed charges, reflecting a deficiency of earnings to fixed charges in the amount of $511,000 for the year ended December 31, 1995. Subject to any limitations imposed by its lenders, the Company expects to incur, from time to time, additional borrowings or other obligations which would be Senior Indebtedness. The debt service requirements of any such additional indebtedness could make it more difficult for the Company to make principal and interest payments on the Debentures. The Company's ability to satisfy its obligations will be dependent upon its future performance, which is subject to prevailing economic conditions and financial, business and other factors, including factors beyond the Company's control. There can be no assurance that the Company's operating cash flow will be sufficient to meet its debt service requirements or to repay the Debentures at maturity or that the Company will be able to refinance the Debentures or other indebtedness at maturity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

SUBORDINATION; UNSECURED OBLIGATIONS

       The Debentures will be unsecured, subordinated obligations of the Company and will be subordinated in right of payment to all present and future Senior Indebtedness. In the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to pay obligations on the Debentures only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Debentures then outstanding. As of December 31, 1995, after giving effect to the application of the estimated net proceeds from the sale of the Debentures offered hereby, the Company had approximately $1,140,000 of outstanding Senior Indebtedness. In the event of a default with respect to Senior Indebtedness, no payments may be made on account of the Debentures until such default has been cured or waived. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and "Description of Debentures - Subordination."

PRODUCT LIABILITY LITIGATION AND INSURANCE COVERAGE

      The orthopedic device industry has been historically litigious and the Company faces an inherent business risk of financial exposure to product liability claims. Such claims against the Company, regardless of their merit or eventual outcome, could have a material adverse effect upon the Company's business, financial condition and results of operations.

Since the Company's spinal products are designed to be permanently implanted in the human body, manufacturing errors or design defects could result in injury or death to the patient, and could result in a recall of the Company's products and substantial monetary damages. The Company has been named as a defendant in more than 500 cases alleging principally that the Company participated in an industry-wide conspiracy to market pedicle screw implants. The Company anticipates that additional similar suits will be filed in the future. The Company has also been named a defendant in approximately 17 cases alleging claims of product liability for defective products manufactured by the Company. The Company's current liability insurance coverage limits are $5,000,000 per occurrence per year and $5,000,000 in the aggregate per year. There can be no assurance that the Company will not experience losses to the extent that its insurance coverage is not adequate to cover the cost of defending these and similar suits that may be filed in the future or the cost of settling such claims or paying any adverse judgements. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. See "Business - Legal Proceedings and Insurance Coverage."

GOVERNMENT REGULATION

       The manufacture and marketing of the Company's products are subject to regulation by the FDA pursuant to the U.S. Food, Drug and Cosmetic Act, as amended, and regulations promulgated thereunder (collectively the "FDA Act") and numerous other federal, state and foreign governmental authorities. Although the Company has obtained all necessary clearances for the manufacture and sale of all the products that the Company currently produces and sells, any products developed in the future are likely to require FDA approval before they can be sold in the United States.

       To date, all FDA approvals of the Company's products have been obtained under Section 510(k) of the FDA Act, which provides for FDA marketing approval on an expedited basis for products that can be shown to be substantially equivalent to devices in interstate commerce prior to May 1976, the date of enactment of the FDA Act. The Company anticipates that substantially all of the products currently being developed will qualify for marketing approval under
Section 510(k). However, if marketing approval for any product cannot be obtained under Section 510(k), alternative approval procedures are likely to be costly and time consuming and there can be no assurance that the required approvals for marketing any newly developed products will be obtained. All products and manufacturing facilities are subject to continual review and periodic inspection by the FDA. The discovery of previously unknown problems with the Company or its products or facilities may result in product labeling restrictions, recall or withdrawal of the products from the market. The Company is required to obtain similar approvals, and is subject to similar regulation for the sale of its products in foreign countries and is subject to similar risks relating to the inability to obtain or the revocation of such approvals. See "Business - Government Regulation."

LIMITED SALES AND MARKETING EXPERIENCE

       The Company anticipates the majority of its sales growth, if any, in the future will be in spinal implants. The Company has sold its spinal implant products in the United States through a limited direct sales and marketing staff and a network of independent commissioned sales agencies supported by the Company's technical support staff. Independent commissioned sales agencies typically market orthopedic and neurological implants and instruments for a variety of manufacturers. The Company provides extensive sales training, however, existing or future sales agencies may not have prior experience selling spinal implants. There can be no assurance that the Company will be able to develop an effective distribution network or that such commissioned sales agencies will be able to successfully sell the Company's products. See "Business
- - Marketing and Distribution."

DEPENDENCE ON MANAGEMENT AND MEDICAL ADVISORY BOARD

       The Company's success will depend to a great extent on its senior management, including Joseph A. Mussey, Chief Executive Officer. The Company's operations could be adversely affected if, for any reason, one or more key executive officers ceases to be active in the Company's management or in the event that any member of the Company's Medical Advisory Board would choose to leave the board and support a competing spinal implant system. In addition, the Company's success depends in large part on its ability to attract and retain highly qualified scientific, technical, management and marketing personnel. Competition for such personnel is intense and there can be no assurance that the Company will be able to attract and retain the personnel necessary for the development and operation of its business. The loss of the services of key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

PRODUCT CONCENTRATION AND OBSOLECENSE

       The Company anticipates that most of its spinal implant sales and sales growth in the future, if any, will come from the SYNERGY(TM) Spinal Implant System. In addition, the Company's current primary product development efforts involve a cervical version and a titanium version of the SYNERGY(TM) Spinal Implant System. There can be no assurance that the Company will be successful in marketing the SYNERGY(TM) Spinal Implant System or that a competitor will not introduce a superior product or technology. In either event, the Company may not be able to produce sufficient sales to achieve profitability.

DEPENDENCE ON SUPPLIERS

       The Company does not manufacture most of the components for its CPM devices and its spinal implants and instruments and is dependent upon several suppliers for the production of such components. The Company expects to continue to be dependent upon such manufacturers for the foreseeable future. The Company is dependent upon these manufacturers for timely and cost-effective manufacturing services. In the event that the Company is unable to obtain components, or obtain such components on commercially reasonable terms, it may not be able to manufacture or distribute its products on a timely and competitive basis, or at all. See "Business - Manufacturing and Quality Control."

LIMITATIONS ON THIRD-PARTY REIMBURSEMENT

       The Company's ability to sell its products will depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available to patients under domestic and foreign governmental health , private health, managed care, workers' compensation, and other similar programs. Over the past decade, the cost of health care has risen significantly, and there have been numerous proposals by legislators, regulators and third-party health care payers to curb these costs. Some of these proposals have involved limitations on the amount of reimbursement for certain surgical procedures. There can be no assurance that adequate third-party reimbursement will continue to be available for the Company's products. In addition, certain health care providers are moving towards a managed care system in which such providers contract to provide comprehensive health care for a fixed cost per person. Managed care providers are attempting to control the cost of health care by authorizing fewer elective surgical procedures, such as spinal fusions. The Company is unable to predict what changes will be made in the reimbursement methods utilized by third-party health care payors. In addition, hospitals and other health care providers have become increasingly price competitive and, in some cases, have put pressure on medical suppliers to lower their prices. Any reductions in coverage or price limitations by third-party payors could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business - Third-Party Reimbursement."

CONCENTRATION OF OWNERSHIP; ANTI-TAKEOVER PROVISIONS

       The Company's directors and officers and their affiliates beneficially own approximately 40.9% of the outstanding Common Stock. Accordingly, these persons have the ability to exert significant influence over the business affairs of the Company, including the ability to influence the election of directors and the results of voting on all matters requiring stockholder approval. The Company has adopted certain anti-takeover measures which, individually or collectively, may be disadvantageous in that they may discourage takeovers in which stockholders might receive a substantial premium for some or all of their shares of Common Stock. See "Management," "Description of Debentures" and "Description of Capital Stock."

VOLATILITY OF MARKET PRICE

       From time to time after this offering there may be significant volatility in the market price for the Debentures and the Common Stock. Because the Debentures are convertible into Common Stock, the prices at which the Debentures trade in the market will likely be affected by the price of the Common Stock. In addition, market prices for securities of orthopedic device companies have historically been highly volatile. Quarterly operating results of the Company, the announcement of technological innovations or new products by the Company or its competitors, governmental regulation, timing of regulatory approvals, developments related to patents or proprietary rights or publicity regarding actual or potential malfunctions of the Company's or its competitors' products may cause the market price of the Common Stock and the Debentures to fluctuate substantially.

ABSENCE OF PUBLIC MARKET FOR THE DEBENTURES

       The Debentures are a new issue of securities for which there is currently no public market. There can be no assurance as to the liquidity of the market for the Debentures that may develop, the ability of the holders to sell their Debentures or the prices at which holders of the Debentures would be able to sell their Debentures. If a market for the Debentures does develop, the Debentures may trade at a discount from their initial public offering price, depending on prevailing interest rates, the market for similar securities, performance of the Company, performance of the health care industry and other factors. The Underwriter has informed the Company that it intends to make a market for the Debentures. However, the Underwriter is not obligated to do so and any such market-making may be discontinued at any time without notice. The Company does not intend to apply for listing of the Debentures on Nasdaq or any securities exchange. Therefore, no assurance can be given as to whether an active trading market will develop or be maintained for the Debentures. See "Underwriting."

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

       The Company's Common Stock is traded in the over-the-counter market and is quoted on the Nasdaq SmallCap Market under the symbol "DANN." The following table sets forth, for the periods indicated, the high and low bid prices per share for the Common Stock as reported by the Nasdaq SmallCap Market. Such bid prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                                           HIGH                LOW
                                                           ----                ---
                  1993
                    First Quarter....................    $ 3.125             $  2.00
                    Second Quarter...................       2.75                2.00
                    Third Quarter....................       2.50              2.0625
                    Fourth Quarter...................      2.125                1.50

                  1994
                    First Quarter....................    $ 4.375             $1.8125
                    Second Quarter...................      4.125               2.625
                    Third Quarter....................      4.125               3.125
                    Fourth Quarter...................       4.50               3.625

                  1995
                    First Quarter....................    $ 4.375             $ 3.875
                    Second Quarter...................      10.00                4.00
                    Third Quarter....................      10.50               7.125
                    Fourth Quarter...................      7.875               5.375

                  1996
                    First Quarter....................    $  7.50             $  5.75
                    Second Quarter
                       (through April 2, 1996).......      6.875               6.875

         On April 2, 1996, the last reported bid price of the Common Stock on The Nasdaq SmallCap market was $6.875. At March 25, 1996, there were 418 holders of record of the outstanding Common Stock.

         The Company has not declared or paid any cash dividends or distributions on the Common Stock. The Company intends to retain its earnings to finance the growth and development of its business and does not expect to declare or pay any cash dividends in the foreseeable future. The declaration of dividends is within the discretion of the Company's Board of Directors, subject to the terms of the Company's revolving credit agreement.

                                 USE OF PROCEEDS

         The net proceeds to the Company from the sale of the Debentures offered hereby are estimated to be $4,475,000 ($4,710,000 if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and estimated offering expenses. The Company will utilize the net proceeds to repay the revolving credit amount outstanding under its loan facility, which at December 31, 1995 was $3,000,000 and bears interest at the lender's prime rate plus one-half percent (total of 9.25% at December 31, 1995). The remaining net proceeds will be used for working capital purposes.

         The Company's loan facility provides for a term loan in the initial principal amount of $1,000,000 and a revolving line of credit in an amount of up to $3,000,000. Outstanding revolving credit borrowings are due on June 30, 1996. The Company anticipates renewing the loan facility on or prior to its expiration on substantially similar terms. All of the Company's assets collateralize the loan facility, which contains covenants that restrict the payment of dividends, limit the incurrence of additional debt and require the maintenance of certain financial ratios. The Company has used the proceeds from the revolving credit line to finance its working capital requirements. The Company believes that the net proceeds from this offering, cash flows generated from operations, borrowings under its revolving credit line and equipment leasing arrangements will be sufficient to finance the Company's currently anticipated growth for the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and "Business."

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company at December 31, 1995 and as adjusted to reflect the sale by the Company of the $5,000,000 principal amount of Debentures offered hereby and the application of the estimated net proceeds therefrom as described in "Use of Proceeds."

                                                               DECEMBER 31, 1995
                                                          ---------------------------
                                                             ACTUAL      AS ADJUSTED
                                                             ------      -----------
                                                            (DOLLARS IN THOUSANDS)
Short-term obligations(1):
   Revolving line of credit ...........................       $3,000       $ --
   Current maturities of term debt
      and capital leases ..............................          406          406
                                                              ------       ------
            Total short-term obligations ..............       $3,406       $  406
                                                              ======       ======

Long-term obligations, excluding current maturities(1):
   Bank agreement .....................................       $  700       $  700
   Other long-term debt and capital leases ............          174          174
     % Convertible Subordinated Debentures due 2003 ...         --          5,000
                                                              ------       ------
            Total long-term obligations ...............          874        5,874
                                                              ------       ------

Shareholders' equity:
   Common Stock, $.01 par value:
       Authorized 10,000,000 shares; issued and
          outstanding 4,707,490 shares(2) .............           47           47
   Paid-in capital ....................................        3,367        3,367
   Retained earnings ..................................          108          108
                                                              ------       ------
            Total shareholders' equity ................        3,522        3,522
                                                              ------       ------
                Total capitalization ..................       $4,396       $9,396
                                                              ======       ======

- -------------------------

      (1)   See Notes 4 and 5 of Notes to the Consolidated Financial Statements.

      (2) Does not include 516,500 shares of Common Stock issuable upon the exercise of outstanding options granted pursuant to the Company's
            existing stock option plans and        shares, subject to adjustment
            issuable upon conversion of the Debentures.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The selected consolidated financial data presented below for, and as of the end of, each of the years in the five year period ended December 31, 1995 is derived from the audited financial statements of the Company, certain of which statements appear elsewhere in this Prospectus. The following selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                                      YEARS ENDED DECEMBER 31,
                                                      --------------------------------------------------------
                                                      1995         1994         1993         1992         1991
                                                      ----         ----         ----         ----         ----
                                                           (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
STATEMENT OF OPERATIONS DATA:
Revenue ........................................    $ 12,584     $ 10,154    $  9,313     $  7,394     $  8,444
Cost of goods sold .............................       6,360        5,128       5,428        3,741        4,341
Gross margin ...................................       6,224        5,026       3,885        3,653        4,103
Selling, general and administrative expenses ...       5,215        3,394       3,201        2,594        2,525
Research and development expenses ..............       1,147        1,324       1,248          982          961
Operating income (loss) ........................        (138)         308        (564)          77          617
Interest expense ...............................         289          158         156          192          144
Income (loss) before income taxes ..............        (431)         210        (682)        (103)         516
Net income (loss) ..............................        (359)          81        (774)         (48)         401
Net income (loss) per share ....................    ($  0.08)    $   0.02    ($  0.18)    ($  0.01)    $   0.09
OTHER HISTORICAL DATA:
EBITDA (1) .....................................         119          565        (221)         399          939
Ratio of EBITDA to interest ....................        0.41         3.58       (1.42)        2.08         6.52
Ratio of earnings to fixed charges (2) .........          -- (3)     2.01          -- (4)     0.56         3.76
Proforma ratio of earnings to fixed
 charges(2) ....................................          -- (5)
BALANCE SHEET DATA:
Working capital ................................    $  3,186     $  2,614    $  2,025     $  3,767     $  3,510
Total assets ...................................       9,517        7,433       5,798        7,667        6,955
Short-term obligations .........................       3,406        2,177       1,800          898          529
Long-term obligations ..........................         874            8          45        2,138        1,553
Total shareholders' equity .....................       3,522        3,390       3,008        3,727        3,745


- -----------

(1) As used herein, EBITDA is defined as operating income (loss) plus depreciation and amortization included therein. The Company believes that EBITDA is generally recognized as an indicator of a Company's ability to service its debt and capital expenditure requirements. However, EBITDA is not intended to be a performance measure that should be regarded as an indicator of operating performance or cash flows as a measure of liquidity, as determined in accordance with generally accepted accounting principles.

(2) For purposes of calculating the ratio of earnings to fixed charges, earnings include income before income taxes plus fixed charges. Fixed charges consist of interest expense and the estimated capitalized interest component of operating leases (assumed to be one-third of total rental expense). The proforma ratio of earnings to fixed charges assumes the application of $3,000,000 of net proceeds to repay outstanding indebtedness.

(3)   Reflects a deficiency of ($431,000).

(4)   Reflects a deficiency of ($682,000).

(5)   Reflects a proforma deficiency of ($511,000).

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

OVERVIEW

       The Company participates in two segments of the orthopedic device market, spinal implants and orthopedic recovery products. Since the Company's entry into the spinal implant market in 1988, revenues from spinal implant sales have grown to over $4,000,000 in 1995. As a result of the receipt of FDA marketing clearance for the SYNERGY(TM) Spinal Implant System in July 1995, the Company believes spinal implant revenues will continue to grow. The Company is also a major supplier of CPM devices to the orthopedic rehabilitation market. The Company has been manufacturing CPM devices and other recovery products since 1983. In 1994, the Company implemented a strategy to enter the orthopedic home care rental market in order to expand the geographic distribution of the Company's recovery products into those areas where the Company did not have a strong distribution network.

       Shown below for the years indicated are the percentages that certain items in the Company's Consolidated Statement of Operations bear to total revenue.

                                     Years Ended December 31,
                                  -----------------------------
                                   1995        1994       1993
                                  ------      ------     ------
Net sales ....................      93.7%       99.3%      99.4%
Lease and rental revenue .....       6.3         0.7        0.6
                                  ------      ------     ------
                                   100.0%      100.0%     100.0%
Cost of goods sold ...........      50.5        50.5       58.3
Sales and marketing ..........      25.4        18.3       18.8
General and administrative ...      16.0        15.1       15.6
Research and development .....       9.1        13.0       13.4
Interest expense .............       2.3         1.6        1.7
Other income (expense) .......      --           0.6        0.4
Income (loss) before taxes ...      (3.4)        2.1       (7.3)
Income taxes (benefit) .......      (0.6)        1.3        1.0
Net income (loss) ............      (2.8)%       0.8%      (8.3)%

COMPARISON OF THE RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

       For 1995 total revenue increased 24% to $12,584,000 from $10,154,000 for 1994. The revenue increase was primarily attributable to an increase in net sales of spinal implant products and increased recovery products lease and rental revenue. Spinal implant product net sales increased 42% to $4,091,000 for 1995 compared to $2,880,000 for 1994. This increase was principally a result of the Company's receipt of 510(k) marketing clearance for its SYNERGY(TM) Spinal Implant System in July 1995. Sales and rentals of the Company's CPM devices and other orthopedic recovery products increased 17% to $8,493,000 in 1995 from $7,274,000 in 1994. The increase was primarily a result of penetration into the recovery products home care rental market.

       Cost of goods sold was 50.5% of total revenue for both 1995 and 1994. Cost of goods sold totaled $6,360,000 for 1995 and $5,128,000 for 1994. Cost of goods sold relating to spinal implant products increased as a percentage of spinal implant product revenue to 48.8% in 1995 from 41.3 % in 1994. This increase was primarily related to an inventory allowance established for the Company's Puno/Winter/Byrd spinal implant systems as well as a higher percentage of lower margin sales of surgical instruments in connection with the introduction of the SYNERGY(TM) Spinal Implant System. Without these factors, cost of goods sold as a percentage of spinal implant product net sales would have remained constant in 1995. Cost of goods sold related to the sale and rental of recovery products decreased to 51.4% of recovery product revenue in 1995 from 54.2% in 1994 as revenue from lower cost products and rental services increased in 1995. The Company continually evaluates material and production costs in an effort to reduce costs on all products and rental services.

       Selling, general and administrative expenses increased to 41.4% in 1995 from 33.4% in 1994. In 1995, the Company commenced marketing the SYNERGY(TM) Spinal Implant System in the United States after FDA marketing clearance was received in the third quarter. The increased expenses related to these efforts include, but are not limited to, those associated with the expansion of the Company's distribution network, increased surgeon training, and additional promotional and marketing expenses. As a percentage of spinal implant products net sales, selling, general and administrative expenses decreased to 63.9% in 1995 from 65.9% in 1994. It is anticipated that, as a percentage of spinal implant products net sales, these expenses will continue to decrease if sales of spinal implants increase as planned. The Company also incurred additional selling, general and administrative expenses relating to the sale and rental of its recovery products as it entered the recovery products home care rental market. As a percentage of recovery products revenue, selling, general and administrative expenses increased to 30.6% in 1995 from 20.5% in 1994. By entering the home care rental market, the Company is able to provide distribution of recovery products in territories where the Company has had little or no distribution network. It is anticipated that, as a percentage of recovery products revenue, these expenses will begin decreasing if the Company continues its penetration into the recovery products home rental market as planned.

       Research and development expenses decreased as a percentage of revenue to 9.1% in 1995 from 13.0% in 1994. In 1995, the Company continued its investment in research and development in spinal implant products. As a percentage of spinal implant products net sales, the investment decreased to 21.0% in 1995 from 33.9% in 1994. However, in actual dollars, the reduction was only approximately $118,000 due to increased investment in 1994 relating to the submission of the SYNERGY(TM) Spinal Implant System to the FDA for marketing clearance. In 1996, the Company will continue to invest in the development of new spinal implant products and anticipates additional product submissions to the FDA for marketing clearance. Research and development expenses relating to the recovery products business were less than 5% of recovery products revenue in both years. The Company continues to explore ways to expand its recovery products line and maintains a program to improve the current product line.

       Interest expense for the year increased primarily as a result of additional borrowings for working capital.

       The Company recognized a tax benefit of $72,000 in 1995 compared with a tax expense of $129,000 in 1994. The Company's effective tax rate is less than statutory rates as a result of an increase in the valuation allowance used to reduce the benefit of research and development tax credits and net operating losses. Research and development tax credit carryforwards were approximately $361,000 at December 31, 1995, expiring at various times through December 31, 2010. The Company believes that the valuation allowance is appropriate until such time as the operations of its spinal implant products segment becomes profitable.

COMPARISON OF THE RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993

       Total revenue increased 9% to $10,154,000 in 1994 from $9,313,000 in 1993 as a result of steady sales of the Company's recovery products and increased sales of spinal implant products. Spinal implant net sales increased to $2,880,000 in 1994 from $1,360,000 in 1993. Recovery product revenue decreased to $7,274,000 in 1994 from $7,953,000 in 1993 primarily as a result of customer concerns about proposed health care reform.

       Cost of goods sold decreased to 50.5% in 1994 from 58.3% in 1993. Cost of goods sold relating to spinal implant products increased as a percentage of spinal implant product revenue to 41.3% in 1994 from 26.3% in 1993 as the Company initiated international sales of the SYNERGY(TM) Spinal Implant System. The increase was caused by a higher percentage of lower margin sales to international distributors in connection with the introduction of the SYNERGY(TM) Spinal Implant System into foreign markets. Cost of goods sold for the Company's recovery products as a percentage of recovery product revenue decreased to 54.2% in 1994 from 63.7% in 1993. This decrease was impacted by a charge to cost of goods sold in 1993 for excess and obsolete inventory of approximately $600,000 or 7.5% of revenue.

       Selling, general and administrative expenses decreased slightly to 33.4% in 1994 from 34.3% in 1993. As spinal implant net sales grew in 1994, the expenses relating to the spinal implant business decreased, as a percentage of spinal implant net sales, to 65.9% in 1994 from 98.9% in 1993. For the recovery products business, these expenses decreased as a percentage of recovery products revenue to 20.5% in 1994 from 23.3% in 1993, due primarily to a reserve established for approximately $185,000 owed to the Company by a financially distressed customer. In 1994, the Company repossessed substantially all of the assets of the customer and recovered approximately $110,000 of the amount previously reserved. Excluding this transaction, selling, general and administrative expenses as a percentage of recovery products revenue increased slightly to 22.1% in 1994 from 21.0% in 1993.

       Research and development expenses decreased as a percentage of revenue from 13.0% in 1994 from 13.4% in 1993, while total expenditures increased by $76,000. In 1994, research and development expenses relating to spinal implant products decreased as a percentage of spinal implant product net sales to 33.9% in 1994 from 58.8% in 1993. However, in actual dollars, spinal implant research and development expenses increased approximately $177,000.

       Interest expense remained constant in actual dollars and as a percentage of total revenue in 1994 from 1993.

        The Company recorded a tax expense of $129,000 in 1994 compared to a tax expense of $92,000 in 1993. The 1994 effective income tax rate was in excess of statutory tax rates primarily as a result of an increase in the valuation allowance used to reduce the tax benefit of research and development tax credit carryforwards and the future tax benefit of deductions generated principally by reserves established in prior years.

LIQUIDITY AND CAPITAL RESOURCES

       Working capital increased to $3,186,000 at December 31, 1995 from $2,614,000 at December 31, 1994. The current ratio (ratio of current assets to current liabilities) remained constant at 1.6 to 1 at December 31, 1995 and December 31, 1994.

       In 1995, the cash flows used in operating activities were $2,311,000 compared to $556,000 in 1994. The primary reason for reduced cash flows from operating activities in 1995 related to increases in accounts receivable and inventories. Accounts receivable increased 29% to $3,497,000 at December 31, 1995 from $2,705,000 at December 31, 1994, as a result of the increase in revenue in 1995. Inventories increased 27% to $4,227,000 at December 31, 1995 from $3,316,000 at December 31, 1994, reflecting an increase in inventory to support the higher level of sales and the market introduction of the SYNERGY(TM) Spinal Implant System.

       Cash flows used in investing activities were $162,000 in 1995 compared to $90,000 in 1994. Capital expenditures were $183,000 in 1995 compared to $295,000 in 1994. In 1994, the Company sold manufacturing equipment related to its recovery products business for $318,000, of which $205,000 was received in cash.

       Cash flows provided by financing activities were $2,470,000 in 1995 compared to $603,000 in 1994. The primary source of cash flows from financing activities in 1995 was from additional borrowings and proceeds from the exercise of stock options and warrants. In 1995, the Company increased its revolving line of credit facility to $3,000,000 and added a $1,000,000 five year term note.

       The nature of the Company's business subjects the Company to product liability and related claims from time to time. The Company believes that it has adequate insurance for its business, but there can be no assurance that the Company's liquidity will not be materially adversely affected by the final resolution of pending cases or future claims.

           At December 31, 1995, the Company had borrowed $3,000,000 of its revolving line of credit and reported an overdraft of $167,000. At that date, the Company was not in compliance with certain of the financial covenants in the loan facility agreement. Effective as of December 31, 1995, the bank waived the noncompliance and amended the financial covenants to make them less restrictive. The revolving credit line facility expires on June 30, 1996. The Company believes that it will be able to renew the facility on substantially similar terms on or prior to that date. If the Company's SYNERGY(TM) Spinal Implant System sales increase as planned, the Company recognizes the need for capital to support the anticipated growth. The Company believes that the proceeds of this offering, its bank loan facility, working capital, and funds anticipated to be generated by operations will be sufficient to fund the Company's growth plans for the foreseeable future.

                                    BUSINESS

OVERVIEW

         Danninger and its wholly-owned subsidiary, Cross, engage in two distinct business segments of the orthopedic device industry. Danninger designs, manufactures and distributes orthopedic rehabilitation products, primarily CPM devices and other orthopedic rehabilitation products. CPM devices are used in rehabilitation therapy to slowly and continuously move an injured joint without assistance of the patient's muscle power. This therapy is most commonly used after joint surgery to improve blood flow, reduce swelling, increase the range of motion, maintain muscle tone and speed healing. The Company's wholly owned subsidiary, RSI, rents recovery products directly to end users. Cross designs, manufactures and markets implants and instruments for the surgical treatment of degenerative diseases, deformities and trauma of the spine.

         The sale of recovery products has historically generated the substantial portion of Company sales and all of its operating income. In 1988, the Company entered the spinal implant market with its first implant system, which was offered in the United States for clinical study only. In 1992, the Company determined to aggressively pursue its strategy to utilize a substantial portion of the cash flow generated from its position as a leading manufacturer of CPM devices to fund the development of its spinal implant business. The Company formed its Medical Advisory Board of prominent spinal surgeons and began development of the SYNERGY(TM) Spinal Implant System. The SYNERGY(TM) Spinal Implant System is a "universal" implant system that allows surgeons to treat both the thoracic (middle) and lumbar (lower) portions of the spine, which the Company believes covers approximately 70% of all instrumented spinal fusion surgeries in the United States. The Company received 510(k) clearance from the FDA to market the anterior portion of the SYNERGY(TM) Spinal Implant System in October 1994 and to market the posterior portion of the system in July 1995. The Company's revenues from its implant business have increased from $347,000, or less than 5% of total Company revenue, in 1992 to $4,091,000 in 1995, or approximately 33%, of total Company revenue.

         The following are the principal elements of the Company's business strategy.

         Develop United States Distribution. The Company believes that a strong force of qualified sales and service representatives is essential to increase its share of the United States spinal implant market, which market was estimated to exceed $200 million in 1995. The Company utilizes its Medical Advisory Board to educate spinal surgeons throughout the United States in the use of the Company's spinal implant systems. With approval of the SYNERGY(TM) Spinal Implant System by the FDA in 1995, the Company began the process of rapidly expanding its network of independent sales representative agencies.

         Develop International Distribution. The Company believes that the total foreign market for spinal implant products is approximately equal in size to the United States market. The Company has marketed its spinal implant systems in foreign countries for a number of years, generally obtaining regulatory clearance to market products in these countries prior to clearance in the United States. The Company currently markets its spinal implant products and instruments in 16 foreign countries and plans to add qualified distributors in other foreign markets. In 1995, foreign sales represented approximately $1.4 million, or approximately 35%, of the Company's total implant product revenue.

         Develop New Products. The Company intends to continue its investment in the research and development of new spinal implant products and the improvement of existing recovery products. The Company believes that technologically superior products are needed to compete in both the recovery products market and the spinal implant market. The Company has historically devoted a substantial portion of its resources to research and development. In recent years the Company has devoted an increasing amount of its research and development expenditures to spinal implant products. The Company's research and development expenditures during the fiscal years ended December 31, 1995, 1994, and 1993 were $1,147,000, $1,324,000, and $1,248,000, respectively.

         Continue Strong Position in Recovery Products Market. The Company believes that it is one of the largest manufacturers of CPM devices in the United States. The Company strives to improve its position in recovery products through research and development and increased international distribution. The Company has recently commenced the direct rental of recovery products in selected markets.

THE SPINAL IMPLANT MARKET

         Spinal implants are a fast growing segment of the worldwide orthopedic market. The Company believes that in 1995 the United States market for spinal implants exceeded $200 million and the Company expects continued growth in the market. The Company believes that the international market for spinal implant devices is approximately equal to the United States market, and should continue to grow at a similar rate. The Company believes that this growth is being fueled by:

      -     An increasing number of surgeons specializing in spine surgery;

      -     Increasing number of spine fusions;

      - Increasing market acceptance of spinal implants as clinical data shows superior results; and

      - Inability of other technologies to satisfactorily reduce lower back pain or stabilize degenerative and traumatized spinal segments.

In addition, the Company believes that final action by the FDA to reclassify spinal implants utilizing pedicle screws as Class II devices, which is anticipated to occur during 1996, may further increase the number of physicians performing instrumented fusion surgeries and the number of such surgeries performed by other physicians. Conversely, the failure of the FDA to reclassify pedicle screw implants could reduce the potential demand for the Company's implant products. See "Government Regulation" and "Legal Proceedings and Insurance Coverage."

       The objective of spinal vertebral fusion surgery is to eliminate the excessive vertebral motion (or spinal instability) resulting from degenerative diseases, deformities and trauma by fusing adjoining vertebrae. Vertebral fusion involves the surgical implantation of bone graft into the disc space and/or along the posterior spinal processes. The grafted bone fuses the vertebrae together over a period of several months. Typically, the implanted bone is harvested from the patient's hip in a separate surgical procedure. Clinical studies have shown that vertebral fusion is an effective technique for treating chronic pain associated with spinal instability caused by degenerative disc disease. Vertebral fusion surgery can be performed either with or without the use of spinal implants.

       Instrumented fusion involves the surgical attachment of a metal implant to the vertebrae adjoining one or more diseased discs through an incision in the patient's back (posterior) or abdomen (anterior) to immobilize the vertebrae of the spine during fusion. Throughout the 1980s and early 1990s the use of instrumented fusion procedures increased primarily due to higher fusion success rates. The number of lumbar spine fusion procedures utilizing implants increased by 30% annually between 1990 and 1993. Even though the total number of fusion procedures has historically increased, instrumented fusions plateaued in 1993, decreased in 1994 and again increased in 1995. The Company believes that the decrease in 1994 was largely due to the lack of FDA approval for the use of pedicle screw implants in the lumbar spine and related product liability litigation regarding these devices. There can be no assurance that the number of instrumented fusion procedures performed will continue to increase.

SPINAL IMPLANT PRODUCTS

       The initial spinal implant system offered by the Company in 1988 was the Puno/Winter/Byrd Screw/Rod System (the "PWB Screw/Rod System") for fusion of the lumbar spine. The Company elected to market the PWB Screw/Rod System in the United States for clinical studies under an Investigational Device Exemption ("IDE"). The IDE allowed the Company to develop a clinical study in order to gather the data necessary to assess safety and efficacy of the PWB Screw/Rod System. The IDE did not permit commercial distribution and limited use of the PWB Screw/Rod System to a small number of surgeons participating in the study. The study and patient follow-up has been completed and the Company has the option of filing a Pre-Market Application ("PMA") with the FDA to permit distribution of the PWB Screw/Rod System in the United States. However, the Company has not determined whether to proceed with the PMA in light of the development of the SYNERGY(TM) Spinal Implant System and the potential reclassification of pedicle screw fixation by the FDA. See "Government Regulation."

       After developing the PWB Screw/Rod System, the Company also developed lumbar hooks for the treatment of unstable, degenerative conditions of the lumbar spine. The lumbar hooks, when used in conjunction with rods and sacral screws, comprise the Puno/Winter/Byrd Lumbosacral System (the "PWB Lumbosacral System"). The PWB Lumbosacral

System did not require clinical study and the Company received 510(k) clearance from the FDA in April 1992, permitting marketing, sale and use of the PWB Lumbosacral System. In May 1993, the Company received 510(k) clearance from the FDA to market the INTEGRAL(TM) Screw System. The INTEGRAL(TM) Screw System was developed to be used with the PWB Lumbosacral System, allowing surgeons the option of additional diameters as well as a more rigid construct. It also allowed the Company to expand its potential market penetration as spinal surgeons sought more rigid constructs, while the Company developed its next generation of implants.

       The Company formed its Medical Advisory Board and began development of the SYNERGY(TM) Spinal Implant System in 1992. The SYNERGY(TM) Spinal Implant System is a "universal" implant system that allows surgeons to treat both the thoracic (middle) and lumbar (lower) portions of the spine, allowing use of the SYNERGY(TM) Spinal Implant System in approximately 70% of all instrumented spinal fusion surgeries in the United States. The SYNERGY(TM) Spinal Implant System is flexible, strong, and easy for surgeons to use. The SYNERGY(TM) Spinal Implant System does not demand that surgeons follow a single surgical protocol, rather it provides several options. Implants come in various sizes and types to meet the surgeon's preferences and the patient's anatomy, providing a secure anatomic fit for virtually any pathology. The SYNERGY(TM) Spinal Implant System features unique implant locking mechanism designs, that combined with the use of nitrogen-strengthened stainless steel, allow surgeons to assemble constructs of exceptional strength while keeping the profile extremely low. The SYNERGY(TM) Spinal Implant System was engineered to be easy for surgeons to use, reducing surgical time and requiring less fiddle. Screws and hooks are top tightening, rods do not require pre-loading of additional components, and all implants allow for free rod rotation. The Company received 510(k) clearance from the FDA to market the anterior portion of the SYNERGY(TM) Spinal Implant System in October 1994 and for the posterior portion of the system in July 1995. The Company is currently developing a cervical version and a titanium version of the SYNERGY(TM) Spinal Implant System. The cervical implant version will permit surgeons to treat cervical (upper) portion of the spine and, if successfully developed, will expand the Company's product line to cover 100% of instrumented spinal fusion surgeries. Titanium implant systems are preferred in many foreign markets and are used in the United States in cases where magnetic resonance imaging of the spinal area is anticipated to be needed. The Company believes that the SYNERGY(TM) Spinal Implant System is one of the few "universal" spinal implant systems on the market.

       Spinal Implant Marketing. The Company markets its spinal implant products to orthopedic and neurological spine surgeons. The Company estimates that more than 2,000 physicians perform spinal surgery in the United States, primarily in major metropolitan areas. Typically the surgeon selects the type of spinal implant system for each procedure.

       The Company believes that the keys to its marketing success in the United States are the superior design of the Company's spinal implant products, support from prominent surgeons and strong product distribution. Marketing efforts include direct selling by the Company's independent sales agencies and direct marketing to surgeons, participation by the Company in sponsoring symposiums and training workshops, and the education and training efforts of the members of the Company's Medical Advisory Board.

       The Company markets its spinal implant products through a network of eighteen independent commissioned sales agencies. The Company considers the quality of its independent sales agencies and the level of training and service they provide to surgeons to be a very important factor in its success, second only to the technological advantages of its spinal implant products. The independent sales agencies are prohibited from marketing competing spinal implant products. However, they are permitted to market non-competing implants and other orthopedic products. Independent sales agencies are required to purchase the Company's proprietary surgical instruments that are used to install the Company's spinal implant products. Spinal implant products are consigned to the independent sales agencies. The SYNERGY(TM) Spinal Implant System contains a variety of related implantable devices from which the surgeon can choose during each surgical procedure. After each procedure, the hospital is invoiced by the Company for the implant devices actually used, and the consigned inventory is replenished.

       Foreign sales of spinal implants and instruments represented approximately $1.4 million, or 35%, of the Company's total sales of spinal implants and instruments in fiscal 1995. The Company has been able to market the SYNERGY(TM) Spinal Implant System in those countries where governmental approval either is not required or was obtained more quickly than in the United States. The Company markets its spinal implants through individual distributors in each country who purchase implants and instrumentation directly from the Company. The Company has distributors in Argentina, Australia, Belgium, Greece, Hungary, Italy, Japan, Korea, Malaysia, Philippines, Puerto Rico, Singapore, Spain, Sweden, Turkey and the United Kingdom. The Company intends to continue to seek qualified distributors in other foreign markets.

       Medical Advisory Board. The Company has established a Medical Advisory Board consisting of prominent spinal surgeons who have dealt with a wide variety of spinal conditions and are familiar with virtually every spinal implant system on the market. The Medical Advisory Board meets periodically to review and evaluate the Company's research and development efforts and to identify promising new technology for the Company. Individual members of the Medical Advisory Board also meet and consult informally with employees of the Company. In addition, members of the Medical Advisory Board assist the Company in training other surgeons in the use of the Company's products. Members of the Medical Advisory Board receive a fixed quarterly payment from the Company and share an annual royalty payment based on sales of the Company's spinal implant products. The Company is obligated to pay a royalty, subject to certain limitations, to its Medical Advisory Board in an amount equal to 6% and increasing 0.5% each year up to 8% of net sales of most spinal implant products. The Company's aggregate royalty expense will increase, if and to the extent, sales of implants increase. The following doctors are members of the Medical Advisory Board.

       Robert B. Winter, M.D., Chairman                   Minneapolis, MN
       J. Abbott Byrd, M.D.                               Norfolk, VA
       Rolando M. Puno, M.D.                              Louisville, KY
       John Lonstein, M.D.                                Minneapolis, MN
       Joseph Perra, M.D.                                 Minneapolis, MN
       Manuel Pinto, M.D.                                 Minneapolis, MN
       Michael Smith, M.D.                                Minneapolis, MN


RECOVERY PRODUCTS

       Technology Overview. CPM rehabilitation therapy technology in the orthopedic field employs devices to slowly and continuously move an injured joint without assistance of the patient's muscle power. This therapy is most commonly used after joint surgery to improve blood flow, reduce swelling, increase the range of motion, maintain muscle tone and speed healing.

       Prior to the development of CPM therapy, physicians generally believed that it was necessary to immobilize a bone and adjacent joints in a cast or splint subsequent to an injury or an operation during the healing process. This immobilization resulted in muscle atrophy, cartilage degeneration, and tendon and ligament stiffening, and often required additional rehabilitation to restore the pre-injury range of motion and strength. Beginning in the early 1970s, experiments were conducted to determine the rehabilitative benefits of joint exercise following surgery. These experiments led to the development of CPM machines to provide the desired exercise with no effort on the part of the patient. Clinical research has established that CPM therapy can significantly reduce post-operative joint pain and swelling and increase arterial blood flow, thus increasing range of motion and reducing the length of hospitalization and rehabilitation.

       At this time, the major market for CPM devices is for use immediately following knee and hip joint replacement surgeries. The primary function of this therapy is to rehabilitate injured or diseased joints and to prevent injury to joints that would otherwise occur through immobilization. The success that CPM has enjoyed in post-operative knee and hip therapy has generated demand for CPM devices for the elbow, shoulder, hand, wrist, ankle and toe joints.

       Company Recovery Products. The majority of the Company's line of recovery products is marketed under the trade name Danniflex(TM). The Company offers a full range of CPM devices: three leg models, a shoulder model, hand and finger model, wrist model and toe model. The Company periodically refines and updates its various CPM devices with the addition of new models to expand its existing line or replace prior models. In addition to CPM devices, the Company continues to offer product accessories that make CPM devices easier to use and apply.

       The Company also offers a thermal therapy unit ("TTU"). The TTU circulates heated or cooled water through a pad placed on the area designated for treatment. The TTU has the unique ability to be programmed to cycle between hot and cold within a wide range of temperature settings and cycle times. Cycling between hot and cold simplifies extended treatment, reduces thermal shock, and permits the use of contrast therapy to improve vascular stimulation. At low temperatures, thermal therapy reduces post-acute or post-operative swelling and pain and helps control blood loss. At higher temperatures, thermal therapy relieves chronic pain, improves circulation, and promotes healing. Applications include oral/maxillofacial, obstetric/gynecologic, urologic, neurologic, orthopedic, and plastic surgery. The TTU is designed for hospitals, sports training facilities, rehabilitation clinics, and home use. A disposable, cold-only, TTU was introduced in 1993 for use by patients at home. The Company continually seeks to expand and improve its offering of

TTUs and is exploring opportunities for other devices which utilize its engineering and manufacturing strengths as well as its distribution networks.

       Recovery Products Marketing. CPM devices are used primarily by post-surgery orthopedic patients in hospitals and in their homes. CPM devices are also used in nursing homes, sports medicine clinics and private practice physical therapy clinics.

       The Company sells the majority of its CPM devices to independent durable medical equipment ("DME") dealers. Typically, DME dealers purchase and inventory CPM devices in sufficient quantity for their rental markets. Dealers may purchase the unit outright from the Company or finance the purchase through a third party lessor. Upon receiving a rental order, the dealer transports the unit to and from the hospital, institution, or home (usually within a 20 to 50 mile radius), aids in setting up the unit and bills the customer for the service at a daily, weekly or monthly rental rate.

       There are approximately five national DME dealers who rent or lease CPM devices. Three of the five national DME dealers manufacture their own CPM devices, and thus, are not customers of the Company. The Company sells to the remaining two national dealers and to numerous smaller regional and local dealers. In addition, in 1994, the Company formed RSI as a wholly owned subsidiary to rent recovery products directly to end users. RSI was formed to expand the geographic scope of the Company's recovery products market in those areas without suitable DME dealers, to explore alternative distribution methods for new and existing products, and to assist the Company in assessing the product needs and requirements of the recovery products market.

       Foreign markets represent an additional opportunity for the sale of the Company's recovery products. The Company believes that the international market for recovery products is approximately one-half the size of the United States market. In 1995, approximately 5% of the Company's recovery products sales were outside the United States. The Company has recently retained an international independent sales agent to expand sales of recovery products in these markets.

       Recovery Products Manufacturing. The Company assembles its recovery products, fabricating some of the mechanical parts and purchasing the remaining mechanical and all of the electrical components from a variety of vendors. All of the Company's Danniflex(TM) line of lower extremity CPM devices share certain basic structural elements. While the Company is dependent on certain vendors for several components such as motors, ball screws, transformers and formed plastic parts, the majority of the products used in the assembly process are widely available from a variety of vendors. CPM devices are sold with a limited one year warranty. Claims under the Company's CPM device warranty have been nominal.

COMPETITION

       Spinal Implants. Many companies compete in the spinal implant market and competition is intense. The Company believes that its largest competitors in the United States offering spinal implant systems are Sofamor Danek Group, Inc. and Acromed, Inc., each of which has substantially greater sales and financial resources than the Company. The Company also competes with many other companies that offer similar products, including large orthopedic product companies that are now entering, or may in the future enter, the spinal implant market. Other companies have developed and are marketing products based on technologies that are different from the Company's, including spinal fusion cages, spinal implants designed to be used with minimally invasive or laparoscopic surgery, biodegradable polymer inserts and artificial bone implants. The Company believes that it competes on the following basis: (a) the technological design and functional performance of its implant products, (b) the level of training and service support provided to spinal surgeons, (c) the professional reputation of members of its Medical Advisory Board and the design and training assistance they provide, and (d) the ability of its research and development personnel to produce technologically superior products. Many of the Company's competitors have capital resources, research and development staff, facilities, experience in clinical trials and obtaining regulatory approvals, physician relationships and experience in manufacturing and marketing significantly greater than those of the Company. There can be no assurance that the Company will be able to successfully market its spinal implant products, even if they are technologically superior to others on the market, nor can there be any assurance that other competing products or technologies will not be technologically superior to those offered or developed by the Company.

       Recovery Products. The Company competes with at least five other CPM device manufacturers, three of which manufacture principally for their own equipment rental businesses. While the Company's CPM devices are competitively priced, they are at the high end of the price range for CPM devices. The Company emphasizes design, quality, reliability, ease of use, safety and durability. The marketing strategy emphasizes that the Danniflex(TM) products are the best value in the industry because they are designed and manufactured to be reliable, safe, easy to set up and operate, cost effective and service oriented. The Company also competes, through its home care rental subsidiary, with numerous national, regional and local rental concerns, many of which have greater sales and financial resources than the Company. There can be no assurance that the Company will be able to maintain or improve its competitive position in the recovery products market.

RESEARCH AND DEVELOPMENT

       The Company continually strives to improve existing products and develop new products in both the recovery products market and the spinal implant market. The Company conducts its research and development activities primarily through its engineering departments and with the assistance of outside consultants. The Company employs seven professional engineers and a technician engaged exclusively in research and development.

       In addition to research and development conducted by the Company, the Medical Advisory Board plays an active role in the development of new spinal implant products. The Company will continue to work with the members of its Medical Advisory Board to develop new spinal systems which address spinal deformities and degenerative disease in the cervical spine as well as titanium implants to be used with the SYNERGY(TM) Spinal Implant System. The Company's spinal implant research and development is concentrated on the design of these new systems, and it expects to submit 510(k) applications to the FDA in 1996 for the cervical version and the titanium version of the SYNERGY(TM) Spinal Implant System. At the present time, the recovery products efforts are concentrated on the development of lower cost leg CPM devices and specialty shoulder and elbow CPM devices.

       The Company's research and development expenditures during the fiscal years ended December 31, 1995, 1994, and 1993 were $1,147,000, $1,324,000, and
$1,248,000, respectively. The Company intends to continue to invest in the development of new spinal implant products and the improvement of existing recovery products.

INTELLECTUAL PROPERTY LAW MATTERS

       The Company holds the patent, manufacturing and marketing rights to certain specialty orthopedic products. The SYNERGY(TM) Spinal Implant System is covered by numerous pending United States and international patent applications belonging to the Company. Several of these applications have now been issued by the U.S. Patent and Trademark Office. These patents and applications concern various aspects of the SYNERGY(TM) Spinal Implant System including the bone anchor, the rod/anchor interface, instrumentation and transverse connectors.

       Broad patent coverage of CPM devices is precluded by prior art. The Company owns a patent for its shoulder CPM unit, a hand CPM device, a thermal therapy pad and an air-powered CPM device.

       The Company owns a number of United States trademark registrations and has developed goodwill in several other trademarks. CROSS(R), CROSS MEDICAL(R), INTEGRAL(TM) and SYNERGY(TM) are trademarks of the Company.

       The Company intends to file patent applications on future products, as appropriate. The mere filing and prosecution of patent applications, however, cannot guarantee the ultimate issuance of patents. To the extent that the Company is unsuccessful in securing patents for its devices or for certain features of its devices which are easily reverse-engineered, there is little to prevent a competitor from copying the Company's products, although the Company would have "lead time" in the marketplace during the period needed by its competitors to copy and secure FDA approval for a duplicate product. Thus, while the patents may have value, the Company believes that they are of lesser significance than the innovative skills, technical competence and marketing ability of the Company's personnel.

GOVERNMENT REGULATION

       The health care industry is subject to extensive government regulation on both the federal and state levels. In particular, the FDA Act provides for regulation by the FDA of the manufacture and sale of medical devices.

       Under the FDA Act, all medical devices are to be classified as Class I, Class II or Class III devices, depending upon the risk they present. Many Class I and all Class II and III medical devices must be reviewed or approved for marketing prior to their distribution unless they are specifically excluded from the requirement to do so. The review/approval process is more or less difficult depending upon the product Class. In general, Class I devices must comply with labeling and record keeping requirements and are subject to other general controls and periodic inspection. In addition to general controls, Class II devices must comply with performance standards established by the FDA. Manufacturers of Class II devices also are subject to periodic inspection by the FDA. Class III devices must receive pre-market approval from the FDA before they can be commercially distributed in the United States, and manufacturers of Class III devices are also subject to periodic inspection. The FDA Act also covers all incoming materials control, processing control, traceability of input materials and components, traceability of product servicing and other quality and safety controls. All of these requirements are covered in the broad FDA specifications known as "good manufacturing practice" regulations.

       The Company's CPM devices are Class II devices under FDA regulations. The Company has received permission from the FDA to market its existing CPM devices subject to the same FDA controls and performance standards required of other device manufacturers. The Company has passed all FDA inspections. Additionally, the Company has received Underwriter's Laboratory approval on all of its recovery products.

       The PWB Screw/Rod System implantable devices are Class III devices. Class III devices require premarket approval from the FDA before full distribution of the device may begin. The FDA allows only devices proven to be both safe and effective to be offered for full distribution. The FDA bases its judgement of both safety and effectiveness on information gathered during studies conducted pursuant to an IDE. The Company is following the premarket approval process for the PWB Screw/Rod System and received an IDE from the FDA for the PWB Screw/Rod System which permitted it to sell these devices to selected surgeons in the United States. However, the Company has not determined whether to proceed with the PMA in light of the development of the SYNERGY(TM) Spinal Implant System and the potential reclassification of pedicle screw fixation by the FDA from Class III devices to Class II devices.

       The PWB Lumbosacral System and SYNERGY(TM) Spinal Implant System are Class II devices. The Company has received 510(k) marketing clearance for the PWB Lumbosacral System and the SYNERGY(TM) Spinal Implant System. The 510(k) notification is a document submitted to demonstrate that the device in question is "substantially equivalent" to an already legally marketed device, thus allowing faster clearance by the FDA than the PMA procedure.

PROPERTIES

       The Company leases space for its principal offices and production facilities in Columbus, Ohio under a rental agreement which expires in June, 1996. The space is allocated to the Company's office and production facilities as follows: approximately 7,500 square feet are used as office space, 23,000 square feet are used as manufacturing space, and 2,500 square feet are used for engineering activities. The facility is located at 4140 Fisher Road, Columbus, Ohio. Additionally, Cross leases office space just over 2,000 square feet at 4168 Fisher Road, Columbus, Ohio.

       On February 8, 1996, the Company entered into a lease for its new office and production facilities in Columbus, Ohio. The lease term begins on May 1, 1996, and terminates on June 1, 2001. The Company anticipates moving all of its operations into this facility in May 1996. The new lease covers 27,680 square feet and which the Company plans to use for office, manufacturing, and engineering activities. The facility is located at 5160-D Paul G. Blazer Memorial Parkway, Dublin, Ohio 43017.

PERSONNEL

       As of March 31, 1996, the Company employed 77 full-time employees. The Company has no part-time employees. None of the Company's employees are subject to collective bargaining agreements, and the Company considers its relationship with its employees to be good.

LEGAL PROCEEDINGS AND INSURANCE COVERAGE

       The nature of the Company's business subjects the Company to product liability and related claims from time to time. The Company maintains a claims made product liability insurance policy with per occurrence ($50,000) and aggregate ($250,000) retention limits. Beyond these retention limits, the policy covers aggregate insured claims made during each policy year up to $5,000,000. The Company believes that it has adequate insurance for its business, but there can be no assurance that future operating results will not be materially adversely affected by the final resolution of pending cases or future claims.

       The Company and other spinal implant manufacturers were named as defendants in various purported class action product liability lawsuits alleging that the plaintiffs were injured by spinal implants supplied by the Company and others. All such lawsuits were consolidated for pretrial proceedings in the Federal District Court for the Eastern District of Pennsylvania and on February 22, 1995, Chief Judge Emeritus Lewis C. Bechtle denied class certification. The federal court lawsuits before Judge Bechtle will remain coordinated for further pretrial purposes but are individual lawsuits. In response to the denial of class certification, a large number of additional individual lawsuits have been filed alleging, in addition to damages from spinal implants, a conspiracy among manufacturers, physicians and other spinal implant industry members. The Company has been named as a defendant, among others, in approximately 500 such lawsuits. The Company believes that only 15 of such cases involve individual plaintiffs utilizing implants supplied by the Company. The Company cannot estimate precisely at this time the number of such lawsuits that may eventually be filed. Most of such lawsuits are pending in federal courts and are in preliminary stages. Discovery proceedings, including the taking of depositions, have commenced in certain of the lawsuits. Plaintiffs in these cases typically seek relief in the form of monetary damages, often in unspecified amounts. While the aggregate monetary damages eventually sought in all of such individual actions is substantial and exceeds the limits of the Company's products liability insurance policies, the Company believes that it has affirmative defenses, including, without limitation, preemption, and that these individual lawsuits are otherwise without merit. All pending cases are being defended by the Company's insurance carrier, in some cases under a reservation of rights. There can be no assurance, however, that the $5,000,000 per policy year limit of the Company's coverage will be sufficient to cover the cost of defending all lawsuits or the payment of any amounts that may be paid in satisfaction of any settlements or judgments. Further, there can be no assurance that the Company will continue to be able to obtain sufficient amounts of products liability insurance coverage at commercially reasonable premiums.

       In addition to the above, in the ordinary course of business the Company has been named as a defendant in various other legal proceedings. The Company has denied liability in all such lawsuits and is vigorously defending the same. The Company believes that it has adequate insurance for its business, but there can be no assurance that future operating results will not be materially adversely affected by the final resolution of these matters.

                                   MANAGEMENT

       The following table sets forth certain information regarding each executive officer and director of the Company. The terms of the Company's Board of Directors are separated into three classes, with Class I expiring in 1997, Class II expiring in 1998, and Class III expiring in 1996.

         NAME               AGE                  POSITION WITH THE COMPANY
         ----               ---                  -------------------------
Edward R. Funk              70        Chairman of the Board of the Company and of
                                      Cross Medical Products, Inc.; Director (Class II)

Joseph A. Mussey            47        President, Treasurer and Chief Executive Officer
                                      of the Company and of Cross Medical Products,
                                      Inc.; Director (Class I)

Ira Benson                  40        Vice President-Sales and Marketing of Cross
                                      Medical Products, Inc.

Paul A. Miller              39        Vice President and Chief Financial Officer of the
                                      Company

Thomas E. Zimmer            54        Vice President-Manufacturing of the Company

Curtis A. Loveland          49        Secretary of the Company; Director (Class II)

Daniel A. Funk, M.D.        40        Medical Advisor for the Company;
                                      Director (Class I)

Daniel A. Gregorie, M.D.    46        Director (Class I)

Herbert J. Kahn             55        Director (Class II)

C. Craig Waldbillig         70        Director (Class III)

Peter H. Williams           45        Director (Class III)

Robert J. Williams          63        Director (Class I)


       EDWARD R. FUNK, SC.D. is a founder and director of the Company and has previously served as President, Chief Executive Officer, and Treasurer of the Company. Additionally, Dr. Funk has served as Chairman of the Board of the Company since its inception. Dr. Funk is also a founder of Superconductive Components, Inc., Columbus, Ohio, and has been a director and President thereof since its inception in April 1987. Dr. Funk is the father of Dr. Daniel A. Funk, also a director of the Company.

       JOSEPH A. MUSSEY President, Treasurer, and Chief Executive Officer, joined the Company in August 1990 as the Company's Vice President and Chief Financial Officer. Mr. Mussey was named President of the Company in April 1991 and Chief Executive Officer in November 1991. Mr. Mussey was previously Executive Vice President of the Process Automation Business of Combustion Engineering, Inc., a division of Asea Brown Boveri from 1987 until joining the Company in August 1990. From 1984 to 1987 he was Vice President, Operations of the Engineered Systems and Controls Group of Combustion Engineering. Prior thereto he worked for the B.F. Goodrich Co. where he held positions including Operations Controller, Director of Marketing for the Industrial Products Division, and Director of Analysis for the Engineered Products Group.

       IRA BENSON was named Vice President, Sales and Marketing for Cross Medical Products, Inc., the Company's wholly owned subsidiary, in June 1992. From November 1988 until he joined the Company in June 1992, Mr. Benson was Vice President, Marketing and Director of Marketing of Orthomet, Inc., Minneapolis, Minnesota, a manufacturer and distributor of reconstructive hip and knee orthopedic implants.

       PAUL A. MILLER was named Vice President and Chief Financial Officer in July 1994. From July 1991 until joining the Company, Mr. Miller was Chief Financial Officer and General Counsel for Litter Industries, Inc., a diversified, family owned distributor in Chillicothe, Ohio. From 1983 until joining Litter Industries, Inc. Mr. Miller was with Coopers & Lybrand L.L.P.

       THOMAS E. ZIMMER was named Vice President, Manufacturing in August 1993 and served as the Company's Director of Manufacturing from May 1991 to August 1993. From May 1988 until joining the Company, Mr. Zimmer was Director of Manufacturing, Electronic Transmitter Group for ABB Kent-Taylor, a division of Asea Brown Boveri in Rochester, New York.

       CURTIS A. LOVELAND Secretary of the Company since January 1984, has been a practicing attorney for 23 years and has been a partner in the law firm of Porter, Wright, Morris & Arthur, Columbus, Ohio since 1979. Mr. Loveland is also a director of Rocky Shoes & Boots, Inc. and Applied Innovation Inc., both companies which have a class of equity securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

       DANIEL A. FUNK, M.D. has been an orthopedic surgeon in private practice in Cincinnati, Ohio, since September 1989 and is a partner with Orthopedic Consultants of Cincinnati, Inc. Dr. Funk completed a five-year residency in orthopedic surgery at the Mayo Clinic, Rochester, Minnesota in June 1986. Dr. Funk then completed a one-year fellowship in sports medicine with Dr. Frank Noyes, Director of the Cincinnati Sports Medicine Institute, Cincinnati, Ohio, in June 1987. Thereafter, Dr. Funk was in private practice in Columbus, Ohio, specializing in orthopedic surgery. From April 1988 to June 1989, Dr. Funk was Assistant Professor of The Ohio State University School of Medicine, Department of Orthopedic Surgery. Dr. Funk served as a member of the Company's Technical Advisory Board from 1984 until he was named as the Company's Medical Advisor in 1990. He is the son of Dr. Edward R. Funk, Chairman of the Board of the Company.

       DANIEL A. GREGORIE, M.D. has been the President and Chief Executive Officer of Choice Care, Cincinnati, Ohio, a managed health care company, since June 1989.

       HERBERT J. KAHN joined CompuServe, Inc. in September 1991 as Vice President of Administration and is currently an Executive Vice President of that company. Previously, Mr. Kahn had been the Executive Vice President of ABB Process Automation Inc., a division of Asea Brown Boveri, from December 1990 to September 1991. Asea Brown Boveri acquired Combustion Engineering, Inc., in January 1990, including its Process Automation Business where Mr. Kahn served as President of the Pulp and Paper Systems Group. Prior to that Mr. Kahn headed International Operations for the Process Automation Business.

       C. CRAIG WALDBILLIG has been Chairman of the Board of Medex, Inc., a manufacturer of disposable medical supplies and equipment based in Hilliard, Ohio for more than five years. Mr. Waldbillig also is retired as the Chief Executive Officer of Medex, Inc. Mr. Waldbillig, as a director of Medex, Inc., holds a directorship in a company which has a class of equity securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

       PETER H. WILLIAMS has been Senior Vice President of Sena, Weller, Rohs and Williams, Inc., a registered investment advisory firm in Cincinnati, Ohio, since March 1989. Mr. Williams was President of Sena, Weller, Rohs and Williams, Inc. for more than five years prior to the sale of that company in February 1989.

       ROBERT J. WILLIAMS has been the Chairman of the Board, President and Chief Executive Officer of ARTEC, Inc. since 1988. ARTEC is an Indianapolis based manufacturer of disposable anesthesia and respiratory products. Prior to joining ARTEC, Inc., Mr. Williams served as President of De Puy Orthopedics in Warsaw, Indiana for fifteen years. De Puy Orthopedics is a leading manufacturer and marketer of orthopedic devices.

                            DESCRIPTION OF DEBENTURES

       The Debentures are to be issued under an Indenture (the "Indenture") to
be dated as of          , 1996, between the Company and Fifth Third Bank as
trustee (the "Trustee"), a copy of which has been filed as an exhibit to the Registration Statement. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference. All parenthetical references are to sections of the Indenture.

GENERAL

       The Debentures will be limited to $5,000,000 aggregate principal amount ($5,250,000 if the Underwriter's over-allotment option is exercised in full), will be issued only in fully registered form in denominations of $1,000 or any integral multiple thereof, will bear interest from the date of original issue at the rate per annum set forth on the cover page of this Prospectus and will mature on June 1, 2003. Debentures issued pursuant to the over-allotment option will bear interest from the date of issuance of the original $5,000,000 principal amount of Debentures, and the purchase price for over-allotment option Debentures will include accrued interest if issued after the date of issuance of the original $5,000,000 principal amount of Debentures. The Debentures will not be secured, and the Indenture will not limit the amount of other indebtedness or securities which may be issued by the Company. The Debentures are not subject to any sinking fund.

       Principal, Change of Control Purchase Price (as defined below), and premium, if any, are to be payable, and the Debentures will be transferable and exchangeable at, and conversion may be effected by delivery to, the corporate trust office of the Trustee in Columbus, Ohio.

       Interest on the Debentures will be payable semi-annually on June 1 and December 1 of each year, commencing June 1, 1996, to registered holders of record at the close of business on the fifteenth day of the month immediately preceding such interest payment date. At the option of the Company, interest may be paid by checks mailed to such registered holders.

       The Company has been advised by the Underwriter that they presently intend to make a market in the Debentures offered hereby; however, they are not obligated to do so, and any market making activity may be discontinued at any time. There can be no assurance that a trading market for the Debentures will develop and continue after the offering. Because the Debentures are convertible into Common Stock, the prices at which the Debentures may trade in the market likely will be affected by the price of the Common Stock.

CONVERSION RIGHTS

       The Debentures will be convertible into Common Stock (except as described in the following paragraph) of the Company at any time before the close of business on June 1, 2003 (unless a Debenture or a portion thereof has been tendered, repurchased or called for redemption, in which case such Debenture may be converted prior to and including, but not after, the fifteenth day (or, if such day is not a business day, then on the next following business day) before the redemption date in respect of such Debenture or portion thereof tendered or called for redemption unless the Company defaults in the payment of amounts due on redemption) at the Conversion Price set forth on the cover page of this Prospectus, adjusted as described below. (Section 5.01) A Debenture in respect of which the holder has delivered a Change of Control Purchase Notice (as defined in Section 4.01) may be converted only if such notice is withdrawn in accordance with the terms of the Indenture. (Section 4.02)

       In case of any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation, there will be no adjustment of the Conversion Price, but the holder of each Debenture then outstanding will have the right thereafter to convert such Debenture into the kind and amount of securities, cash or other property which he would have owned or have been entitled to receive after such consolidation, merger, statutory exchange, sale or conveyance had such Debenture been converted immediately before the effective date of such consolidation, merger, statutory exchange, sale or conveyance. (Section 5.09) In the case of an all cash merger of the Company into another corporation or any other cash transaction of the type mentioned above, the Debentures would thereafter be convertible into the same amount of cash per share that such holder would have received had such holder converted the Debentures into Common Stock immediately before the effective date of such cash merger or transaction. Depending upon the terms of such cash merger or transaction, the aggregate amount of cash so received on conversion could be more or less than the principal amount of the Debentures.

       The Conversion Price is subject to adjustment upon the occurrence of certain events, including the issuance of Common Stock as a dividend or distribution on Common Stock; subdivisions, combinations or reclassification of Common Stock; the issuance to holders of the Common Stock generally of rights or warrants (expiring within 45 days after the record date for determining stockholders entitled to receive them) to subscribe for Common Stock at less than the then current market price as defined; or the distribution to the holders of Common Stock generally of evidences of indebtedness, assets (excluding dividends in cash out of retained earnings) or rights or warrants to subscribe to securities of the Company other than those mentioned above. If, as a result of such adjustment, the holder of any Debenture thereafter surrendered for conversion becomes entitled to receive shares of two or more classes of capital stock or Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive and shall be described in a statement filed with the Trustee and with any conversion agent) shall determine in an equitable manner the allocation of the adjusted Conversion Price between or among the shares of such classes of capital stock or Common Stock and other capital stock. Upon conversion, no adjustments will be made for accrued interest or dividends and, therefore, Debentures surrendered for conversion after the fifteenth day of the month next preceding an interest payment date and before such interest payment date must be accompanied by payment of an amount equal to the interest thereon which is to be paid on such interest payment date. No adjustment of the Conversion Price will be required to be made in any case until cumulative adjustments amount to 1% or more of the Conversion Price. The Company reserves the right to make such reductions in the Conversion Price in addition to those required in the foregoing provisions as the Company in its discretion may determine to be advisable in order that certain stock-related distributions hereafter made by the Company to its stockholders will not be taxable. (Sections 5.02 and 5.04)

       If at any time the Company makes a distribution of property to its stockholders which would be taxable to such stockholders as a dividend for federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not share dividends) and, pursuant to the anti-dilution provisions of the Indenture, the Conversion Price of the Debentures is reduced, such reduction may be deemed to be the receipt of taxable income by Debenture holders.

       Conversion of Debentures may be effected by delivering them to the Trustee's corporate trust office at 21 E. State Street, Columbus, Ohio 43215.

       Fractional shares of Common Stock will not be delivered upon conversion, but a cash payment will be made in respect of such fractional interests, based on the then current market price of the Common Stock. (Section 5.03)

SUBORDINATION

       The Debentures will be subordinated and subject, to the extent and in the manner set forth in the Indenture, in right of payment to the prior payment in full of all Senior Indebtedness of the Company. (Section 17.01) Senior Indebtedness is defined as any indebtedness of the Company or a subsidiary for money borrowed from banks, trust companies, insurance companies or other financial institutions and any indebtedness evidenced by notes, bonds or debentures (whether or not certificated) issued under the provisions of a trust indenture or similar instrument between the Company and a bank, trust company or other corporate trustee, which is outstanding on the date hereof or is hereafter created, incurred or assumed and all deferrals, renewals, extensions and refundings thereof, other than indebtedness as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness is subordinate to or equally subordinate with the Debentures. (Section 1.01 ) At December 31, 1995, the Company had $4,140,000 of outstanding Senior Indebtedness. The Company expects to incur, from time to time, additional borrowings or other obligations which would be Senior Indebtedness. The Indenture does not limit the amount of Senior Indebtedness which the Company may incur, nor does the Indenture prohibit the Company from creating liens on its property for any purpose. In addition to the subordination of the Debentures to Senior Indebtedness, the Trustee has a lien prior to the Debentureholders upon all property and funds held or collected by the Trustee for its fees and expenses, including fees and expenses of its agents, attorneys and counsel.

       No payment shall be made by or on behalf of the Company on account of principal of, or premium on, if any, or interest on, or on account of the purchase, redemption or other acquisition or defeasance of the Debentures (including any purchase required as a result of a Change of Control) if there shall have occurred and be continuing any default in the payment of any Senior Indebtedness beyond the period of grace, if any, specified in the instrument evidencing such Senior Indebtedness (a "Payment Default"). In addition, if any event of default with respect to any Senior Indebtedness, other than a Payment Default, occurs and is continuing and as a result thereof the maturity of such Senior Indebtedness is or may be accelerated (a "Covenant Default"), and the Company and the Trustee receive written notice (such notice being herein referred to as a "Deferral Notice") thereof from the holders of at least 10% in principal amount of Senior Indebtedness, then no payment shall be made by or on behalf of the Company on account of the Debentures or on account of the purchase, redemption or other acquisition or defeasance of the Debentures (including any purchase required as a result of a Change of Control) until the earlier to occur of (x) the date such Covenant Default is cured, effectively waived in writing by the holders of such Senior Indebtedness or otherwise ceases to exist in accordance with the terms of the instruments or agreements creating or evidencing such Senior Indebtedness, (y) the date the holders of such Senior Indebtedness or other respective representatives shall have delivered to the Trustee a written notice of waiver of the benefits of this sentence, or (z) the 179th day after receipt by the Company or the Trustee of such Deferral Notice, if in any such case such payment is otherwise permitted at such time; provided, however, that any number of Deferral Notices may be given, but during any 365 consecutive day period only one such period during which such payments on the Debentures may not be made may commence and the duration of such period may not exceed 179 days, and provided, further, that no subsequent Deferral Notice relating to the same or any other Covenant Default existing or continuing on the date of receipt of any prior Deferral Notice, whether or not such subsequent Deferral Notice is received by the Company or Trustee within 365 days after receipt of such prior Deferral Notice, shall be effective to further prohibit such payments on the Debentures unless all events of default in respect of such Senior Indebtedness shall have been cured or waived after the date of receipt of such prior Deferral Notice for a period of not less than 180 consecutive days. (Section 17.03)

       Upon any acceleration of the principal due on the Debentures or any payment or distribution of assets of the Company to creditors upon any total or partial dissolution, winding up, liquidation, reorganization or receivership, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all principal of (and premium, if any) and interest due or to become due on all Senior Indebtedness must be paid in full before the Debentureholders are entitled to receive or retain any Payment (other than shares of stock or subordinated indebtedness provided by a plan of reorganization or adjustment which does not alter the rights of holders of Senior Indebtedness). (Section 17.02) When the Senior Indebtedness is paid in full, the Debentureholders will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Company applicable to Senior Indebtedness until the Debentures are paid in full. (Section 17.05) By reason of the subordination described above, holders of Senior Indebtedness may recover more, ratably, than the Debentureholders in the event of the insolvency of the Company.

       In the event of a recapitalization of the Company (in which a Change of Control did not occur), the Debentures may remain outstanding; however, the Conversion Price (including securities into which the Debentures are convertible) may be adjusted. In the event of a liquidation of the Company, no payment on account of principal of (or premium, if any) or interest on the Debentures would be made until all Senior Indebtedness had been paid in full, but holders of Debentures would be entitled to payment in full of the principal amount of the Debentures before any distributions are made to any holders of capital stock of the Company.

LIMITED RIGHT OF REDEMPTION BY HOLDER

       Except for personal representative(s) or joint tenant(s) of deceased Debentureholders, who may present Debentures at any time after June 1, 1996, holders may present Debentures for payment prior to maturity at 100% of their principal amount plus accrued interest (but without any premium), subject to the limitation that the Company is not obligated to redeem any Debentures during the period beginning with the original issuance of the Debentures and ending prior to June 1, 1999, and during any 12-month period ending each June 1 thereafter
(i) the portion of the Debenture or Debentures exceeding an aggregate principal amount of $25,000 per holder or (ii) Debentures in an aggregate principal amount exceeding $250,000 ($262,500 if the Underwriter's over-allotment option is exercised in full). Redemption of the Debentures presented for payment by the last day (June 1) of each such period will be made on the July 1 immediately following such date, beginning July 1, 1999. Debentures not redeemed in any such period because they have not been presented by the last day (June 1) of that period or because of the $25,000 or $250,000 limitations, will be held in order of their receipt for redemption during the following 12-month period (s) until redeemed, unless sooner withdrawn by the holder. Subject to the $25,000 and $250,000 limitations, the Company will, upon the death of any holder, redeem

Debentures within 60 days following receipt by the Trustee of a proper written request therefor from such holder's personal representative or surviving joint tenant(s), tenant by the entirety or tenant(s) in common. Debentures will be redeemed in order of their receipt by the Trustee except Debentures presented for payment in the event of death of the holder, which will be given priority in order of their receipt. For purposes of a holder's request for redemption, a Debenture held in tenancy by the entirety or tenancy in common will be deemed to be held by a single holder and the death of a tenant by the entirety, joint tenant or tenant in common will be deemed the death of a holder. The death of a person who, during his lifetime, was entitled to substantially all of the beneficial ownership interests of a Debenture will be deemed the death of a holder, regardless of the registered holder, if such beneficial ownership interest can be established to the satisfaction of the Trustee. (Section 4.05)

       For purposes of a holder's request for redemption or a request for redemption on behalf of a deceased holder, a beneficial interest shall be deemed to exist in cases of street name or nominee ownership, ownership under the Uniform Gift to Minors Act, community property or other joint ownership arrangements between a husband and wife (including individual retirement accounts or Keogh [H.R. 10] plans maintained solely by or for the holder or decedent and his or her spouse), and trusts and certain other arrangements where a person has substantially all of the beneficial ownership interests in the Debentures during his or her lifetime. Beneficial ownership shall include the power to sell, transfer or otherwise dispose of the Debenture and the right to receive the proceeds therefrom, as well as interest and principal payable with respect thereto. (Section 4.05)

       Subject to the foregoing, Debentures must be presented for redemption by delivering to the Trustee no later than 4:00 p.m., Columbus, Ohio time, on June 1 of any Redemption Period (i) a written request for redemption, in form satisfactory to the Trustee, signed by the registered holder(s) or his duly authorized representative, (ii) the Debenture to be redeemed, free and clear of any liens or encumbrances of any kind, and (iii) in the case of a request made by reason of the death of a holder, appropriate evidence of death and, if made by a representative of the deceased holder, appropriate evidence of authority to make such request. (Section 4.05) Any Debentures presented for redemption at the option of the holder may be withdrawn by the person (s) presenting the same upon delivery of a written request for such withdrawal to the Trustee no later than 4:00 p.m., Columbus, Ohio time, on June 1 of any Redemption Period, or prior to the issuance of a check in payment thereof in the case of Debentures presented by reason of the death of a holder. (Section 4.06)

       In the case of Debentures registered in the names of banks, trust companies or broker-dealers who are members of a national securities exchange or the National Association of Securities Dealers, Inc. ("Qualified Institutions"), the redemption limitations described above will apply to each beneficial owner of Debentures held by any Qualified Institution and the death of a beneficial owner shall entitle a Qualified Institution to seek redemption of such Debentures as if the deceased beneficial owner were the record holder. Such Qualified Institution, in its request for redemption on behalf of such beneficial owners, must submit evidence, satisfactory to the Trustee, that it holds the Debentures subject to the request on behalf of such beneficial owner and must specify the aggregate principal amount of Debentures being presented for redemption on behalf of such beneficial owner. (Section 4.05)

       The Company is legally obligated to redeem the Debentures properly presented for redemption in accordance with the terms and conditions of the Indenture, subject to the foregoing limitations. This redemption obligation is not cumulative. Holders of the Debentures have no assurance, however, that all of their Debentures presented for redemption will be redeemed prior to maturity due to the application of the pro rata and annual amount limitations. The Company is not required and does not intend to establish a sinking fund or otherwise to set aside funds for prepayment of the Debentures prior to their maturity.

       Nothing in the Indenture prohibits the Company from redeeming, in acceptance of tenders made pursuant to the Indenture, Debentures in excess of the principal amount that the Company is obligated to redeem, nor does anything in the Indenture prohibit the Company from purchasing any Debentures in the open market. However, the Company may not use any Debentures purchased in the open market as a credit against its redemption obligation.

REDEMPTION AT OPTION OF THE COMPANY

       The Debentures may be redeemed, in whole or in part, at any time on or after June 1, 1996, on at least 30 and not more than 60 days' notice at the option of the Company, if then permitted by the Company's other debt instruments; provided, however, that the Debentures may not be redeemed prior to June 1, 1999, unless the average closing bid price per share of the Common Stock is at least 140% of the Conversion Price in effect on each Trading Day (as defined) for a period of not less than 20 Trading Days with a period of 30 consecutive Trading Days ending within five Trading Days immediately prior to the date on which notice of redemption is first given to any Debentureholder. (Sections 3.01 and 3.02) The redemption prices for Debentures redeemed on or after June 1, 1996 are as follows (expressed in percentages of principal amounts):

       If redeemed during the 12-month period beginning June 1,

              YEAR                                        PERCENTAGE
              1996......................................  108%
              1997......................................  107%
              1998......................................  106%
              1999......................................  105%
              2000......................................  104%
              2001......................................  102%

and thereafter at 100% of the principal amount thereof, in each case together with accrued interest to the date fixed for redemption. In the event the Company notifies the holder of Debentures that the Company intends to redeem the Debentures and the holder elects to convert the Debentures, no payment or adjustment shall be made on such conversion for interest accrued on the Debentures surrendered for conversion. (Section 5.02)

       Notice of redemption will be given to holders of Debentures to be redeemed by first class mail at their last addresses on the registry books of the Company. (Section 3.02)

REPURCHASE OF DEBENTURES AT THE HOLDER'S OPTION AFTER A CHANGE OF CONTROL

       In the event of any Change of Control of the Company, each holder of Debentures will have the right, at the holder's option, subject to the terms and conditions of the Indenture, to require the Company to become obligated to purchase all or any part (provided that the principal amount at maturity of such part must be $1,000 or an integral multiple thereof) of the holder's Debentures on the date that is 35 business days after the occurrence of such Change of Control (the "Change of Control Purchase Date") at a price equal to 101% of the principal amount thereof plus accrued interest to the Change of Control Purchase Date (the "Change of Control Purchase Price"). (Section 4.01)

       Within 20 business days after the Change of Control, the Company is obligated to provide to all holders of Debentures at their addresses shown on the registry books of the Company (and to beneficial owners if required by applicable law) a notice regarding the Change of Control, which notice shall state, among other things, (i) the date of such Change of Control and the events causing such Change of Control, (ii) the last date by which the Change of Control Purchase Notice must be given, (iii) the Change of Control Purchase Date, (iv) the Change of Control Purchase Price, (v) the place to surrender Debentures in exchange for the Change of Control Purchase Price, (vi) the current Conversion Price, (vii) that Debentures as to which a Change of Control Purchase Notice has been given may be converted into Common Stock only if the Change of Control Purchase Notice has been withdrawn in accordance with the terms of the Indenture, (viii) the procedures the holder must follow to exercise these rights and (ix) the procedures for withdrawing a Change of Control Purchase Notice. (Section 4.01)

       To exercise this right, the holder must deliver the Change of Control Purchase Notice to the Company prior to the close of business on the Change of Control Purchase Date. The Change of Control Purchase Notice shall state (i) the certificate numbers of the Debentures to be delivered by the holder thereof for purchase by the Company, (ii) the portion of the principal amount of Debentures to be purchased, which portion must be $1,000 or an integral multiple thereof, and (iii) that such Debentures are to be purchased by the Company pursuant to the applicable provisions of the Indenture. (Section 4.01)

       Any Change of Control Purchase Notice may be withdrawn by the holder by a written notice of withdrawal delivered to the Company prior to the close of business on the Change of Control Purchase Date. The notice of withdrawal shall state the principal amount and the certificate numbers of the Debentures as to which the withdrawal notice relates and the principal amount, if any, that remains subject to a Change of Control Purchase Notice. (Section 4.02)

       Payment of the Change of Control Purchase Price for a Debenture for which a Change of Control Purchase Notice has been delivered and not validly withdrawn is conditioned upon delivery of such Debenture (together with necessary endorsements) to the Company at any time (whether prior to, on or after the Change of Control Purchase Date) after the delivery of such Change of Control Purchase Notice. (Section 4.01) Payment of the Change of Control Purchase Price for such Debenture will be made promptly following the later of the Change of Control Purchase Date or the time of delivery of such Debenture. (Section 4.01)

       Under the Indenture, a "Change of Control" of the Company is deemed to have occurred at such time, as (i) any person (including such person's Affiliates and Associates) other than the Company, its subsidiaries or their employee benefit plans, files a Schedule 13D or 14D-1 (or any successor schedule, form or report under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), disclosing that such person has become the beneficial owner of 50% or more of the Common Stock, (ii) there shall be consummated any consolidation or merger of the Company into any other entity, or conveyance, transfer or lease of all or substantially all of its assets to any person or any other corporation merges into the Company, other than, in any case, a transaction in which the stockholders of the Company immediately prior to such transaction own immediately following such transaction at least 70% of the combined voting power of the outstanding voting stock of the corporation resulting from such transaction in substantially the same proportion as their ownership of Common Stock of the Company immediately before such transaction, or
(iii) there is (a) declared effective by the Commission a registration statement pursuant to the Securities Act of 1933, as amended (or any successor thereto), which includes shares of voting capital stock of any Material Subsidiary of the Company, or (b) a distribution by the Company, by way of dividend or any other form of transfer or conveyance to its then existing stockholders or other persons in a corporate reorganization, recapitalization or spin-off transaction, of any shares of voting capital stock of any Material Subsidiary of the Company. (Section 1.01) A Change of Control does not include other events that might adversely affect the financial condition of the Company or result in a downgrade in the credit rating of the Debentures if indeed such a rating is publicly available.

       The Board of Directors of the Company does not have the right to limit a Debentureholder's right to receive the Change of Control Purchase Price by approving a Change of Control, including any Change of Control involving the Company's management.

       The Company will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act which may then be applicable and will file a Schedule 13E-4 or any other schedule required thereunder in connection with any offer by the Company to purchase Debentures at the option of holders upon a Change of Control. (Section 4.04)

       The Change of Control purchase feature of the Debentures may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature of the Debentures, however, is not the result of management's knowledge of any specific effort to accumulate Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of antitakeover provisions. Instead, the Change of Control purchase feature is a standard term contained in other convertible debt offerings that have been marketed by the Underwriter and the terms of such feature result from negotiations between the Company and the Underwriter.

       There can be no assurance that the Company would have sufficient funds to pay the Change of Control Purchase Price for all Debentures tendered by the holders thereof if a Change of Control were to occur. In addition, the Company's ability to purchase Debentures with cash may be limited by the terms of its then existing borrowing agreements. A default by the Company on its obligation to pay the Change of Control Purchase Price would result in an Event of Default and could result in acceleration of the maturity of other indebtedness of the Company at the time outstanding pursuant to cross-default provisions. See "Events of Default." In such event, the ability of a holder to receive the Change of Control Purchase Price may be limited unless and until such default or acceleration can be cured, waived or cease to exist. In general, however, no such default would occur as long as the Company were permitted under its other loan agreements to purchase the Debentures tendered for purchase. No Debentures may be purchased if an Event of Default described under "Events of Default" below has occurred and is continuing (other than a default in the payment of the Change of Control Purchase Price with respect to such Debentures). (Section 4.02)

       Because the Indenture does not limit the amount of Senior Indebtedness, in the event that the Company undertakes a highly leveraged transaction in which no Change of Control occurs, holders of the Debentures would have no right to require repurchase of the Debentures after such an event.

EVENTS OF DEFAULT

       Events of Default are defined in the Indenture as being: default in payment of any interest installment due on the Debentures and not cured within 21 business days; default in payment of principal, Change of Control Purchase Price, or premium, if any; failure to make any redemption payment with respect to any of the Debentures as and when the same shall have become due and payable and continuance of such default for a period of 10 business days; default in performance of any other covenant in the Indenture continuing for 60 days after notice to the Company by the Trustee or to the Company and the Trustee by the holders of 25% in principal amount of the outstanding Debentures; default by the Company or any subsidiary under any mortgage, indenture, loan agreement or other financial obligation providing for indebtedness or securing indebtedness of the Company in excess of $1,000,000 and such default results in acceleration of such indebtedness which acceleration is not rescinded or annulled within 30 days after written notice to the Company from the Trustee or to the Company and the Trustee from holders of not less than 25% in aggregate principal amount of Debentures then outstanding; and certain events of bankruptcy, insolvency and reorganization of the Company. (Section 8.01)

       The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the Debentureholders before proceeding to exercise any right or power under the Indenture at the request of Debentureholders. (Section 9.01) The Indenture also provides that the holders of a majority in principal amount of the outstanding Debentures may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, and prior to any declaration accelerating the maturity of the Debentures, may waive certain past defaults under the Debentures. (Section 8.07)

       The Indenture provides that no Debentureholder may institute any action against the Company under the Indenture (except actions for payment of overdue principal, payment upon redemption, Change of Control Purchase Price, interest or any premium) unless such Debentureholder previously shall have given to the Trustee written notice of default and continuance thereof, and unless the holders of at least 25% in principal amount of Debentures then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received direction inconsistent with such written request by the holders of not less than 50% in aggregate principal amount of the Debentures then outstanding. (Section 8.04)

       The Indenture contains a covenant that the Company will file annually with the Trustee a certificate as to compliance with the terms and provisions of the Indenture. (Section 6.05)

MODIFICATION OF THE INDENTURE

       The Indenture contains provisions permitting the Company and the Trustee with the consent of the holders of 66 2/3% in principal amount of the outstanding Debentures, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the Debentureholders, except that no such supplemental indenture may (i) extend the fixed maturity of any Debenture, reduce the rate or extend the time of payment of interest thereon, reduce the principal amount thereof or premium thereon, change the currency of payment of the Debentures or impair the right to convert or redeem the Debentures or the terms upon which the Debentures may be converted or redeemed or impair the right of a Debentureholder to receive the Change of Control Purchase Price upon a Change of Control, without the consent of the holder of each Debenture so affected, or (ii) reduce the aforesaid percentage of Debentures, the holders of which are required to consent to any such supplemental indenture, without the consent of the holders of all outstanding Debentures. (Section 12.02)

REPORTS TO DEBENTUREHOLDERS

       The Company intends to furnish to holders of the Debentures all quarterly and annual reports which it furnishes to holders of its Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

       The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, $0.01 par value. The following summary of the Company's capital stock is subject to, and qualified in its entirety by, the Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and the Amended and Restated Bylaws (the "Bylaws") that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

COMMON STOCK

       At March 1, 1996, there were 4,716,990 shares of Common Stock outstanding. In addition, at December 31, 1995, 516,500 shares of Common Stock were reserved for issuance upon exercise of outstanding stock options. Holders of Common Stock are entitled to one vote per share on any matter submitted to the vote of stockholders. Cumulative voting is prohibited in the election of directors. Accordingly, the holders of a majority of the outstanding shares have the power to elect all directors and to control the resolution of most issues put to a vote of the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Price Range of Common Stock and Dividend Policy." The Common Stock is not redeemable, does not have any conversion rights and is not subject to call. Holders of shares of Common Stock have no preemptive rights to maintain their respective percentage of ownership in future offerings or sales of stock by the Company. The shares of Common Stock presently outstanding are fully paid and nonassessable.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

       The Company's Certificate of Incorporation limits the liability of directors to the extent currently permitted by the Delaware General Corporation Law. In addition, the Company's Bylaws provide that the Company shall indemnify directors and officers of the Company to the extent permitted by such law. The Company has entered into an indemnification agreement with each of its directors.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the above referenced provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

DELAWARE TAKEOVER STATUTE

       The Company is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with an interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers, and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

       In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of a Delaware corporation and any entity or person associated with or controlling or controlled by such an entity or person. Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder, (ii) any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder, or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS; BUSINESS COMBINATION PROVISIONS

       The Company's Certificate of Incorporation and Bylaws contain various provisions that may have the effect, either alone or in combination with each other, of making more difficult or discouraging a business combination or an attempt to obtain control of the Company that is not approved by the Board of Directors. These provisions include (i) the right of the Board of Directors to issue shares of unissued and unreserved Common Stock without stockholder approval, (ii) the division of the Board of Directors into three classes, (iii) the requirement of the vote of the holders of not less than 80% of the outstanding voting stock to remove a director, unless the removal is recommended by at least 80% of the entire Board of Directors, (iv) prohibitions on the right of stockholders to call a special meeting, of stockholders, and (v) the right of a majority of the directors then in office to fill any vacancies in the Board of Directors or newly created directorships.

TRANSFER AGENT AND REGISTRAR

       The transfer agent and registrar for the Common Stock is Fifth Third
Bank.


                                  UNDERWRITING

        Pursuant to the Underwriting Agreement, and subject to the terms and conditions thereof, The Ohio Company (the "Underwriter") has agreed to purchase from the Company $5,000,000 of Debentures.

        In the Underwriting Agreement, the Underwriter has agreed, subject to the terms and conditions contained therein, to purchase the entire $5,000,000 principal amount of Debentures offered hereby if any are purchased.

        The Company has been advised by the Underwriter that it proposes initially to offer the Debentures to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of ____% of the principal amount of the Debentures. The Underwriter may allow and such dealers may reallow a concession not in excess of ____% of the principal amount of the Debentures to certain other dealers. After the Debentures are released for sale to the public, the offering price and such concessions may be changed.

        The offering of the Debentures is made for delivery when, as and if, accepted by the Underwriter and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriter reserves the right to reject any order for the purchase of the Debentures.

        The Company has granted to the Underwriter an option, exercisable not later than 30 days from the date of this Prospectus, to purchase up to an additional $250,000 principal amount of Debentures to cover overallotments. To the extent that the Underwriter exercises this option, the Underwriter will have a firm commitment to purchase such Debentures and the Company will be obligated, pursuant to the option, to sell such Debentures to the Underwriter. The Underwriter may exercise such option only to cover over-allotments made in connection with the sale of the Debentures offered hereby. If purchased, the Underwriter will sell such additional Debentures on the same terms as those on which the $5,000,000 principal amount are being offered.

        The Underwriting Agreement provides that the Company will indemnify the Underwriter and controlling persons, if any, against certain liabilities, including liabilities under the Securities Act, or will contribute to payments which the Underwriter or any such controlling persons may be required to make in respect thereof.

        In connection with this offering, certain selling group members (if any) or their respective affiliates who are qualifying registered market makers on The Nasdaq SmallCap Market may engage in passive market making transactions in the Common Stock on The Nasdaq SmallCap Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of offers or sales of the Debentures. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.


                                  LEGAL MATTERS

        The validity of the Debentures offered hereby is being passed upon for the Company by Porter, Wright, Morris & Arthur, Columbus, Ohio. Curtis A. Loveland, Esq., a director and Secretary of the Company and a partner at Porter, Wright, Morris & Arthur, beneficially owns 559,378 shares of the Company's Common Stock, or 11.83% of the outstanding shares, including 27,460 shares held by Mr. Loveland directly or in a self-directed retirement account, 12,500 shares subject to exercisable options, and 519,418 shares held as trustee for various irrevocable trusts for the benefit of Dr. Edward R. Funk and/or members of his family. Certain legal matters will be passed upon for the Underwriter by Squire, Sanders & Dempsey, Columbus, Ohio.


                                     EXPERTS

        The financial statements and the related financial statement schedules as of December 31, 1995 and December 31, 1994 and for each of the three years in the period ended December 31, 1995 included or incorporated by reference in this Prospectus have been audited by Coopers & Lybrand L.L.P., independent accountants, as stated in their reports, which are included or incorporated by reference herein, and have been so included or incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Accountants................................................................   F-2
Consolidated Balance Sheet as of December 31, 1995 and 1994......................................   F-3
Consolidated Statement of Operations for the three years ended
          December 31, 1995, 1994 and 1993.......................................................   F-4
Consolidated Statement of Changes in Shareholders' Equity for
          the three years ended December 31, 1995, 1994 and 1993.................................   F-5
Consolidated Statement of Cash Flows for the three years ended
          December 31, 1995, 1994 and 1993.......................................................   F-6
Notes to the Consolidated Financial Statements...................................................   F-8

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of
Danninger Medical Technology, Inc.
Columbus, Ohio

We have audited the accompanying consolidated balance sheets of Danninger Medical Technology, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Danninger Medical Technology, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Columbus, Ohio
March 27, 1996

               DANNINGER MEDICAL TECHNOLOGY, INC. AND SUBSIDIARIES

             CONSOLIDATED BALANCE SHEET, December 31, 1995 and 1994

                                 (In thousands)

                                     -------


                                     ASSETS

                                                          1995         1994
                                                          ----         ----

Current assets:
   Cash                                                               $    3
   Accounts receivable trade (net of allowance for
      doubtful accounts of $204 and $131 for 1995
      and 1994, respectively                             $3,497        2,705
   Inventories                                            4,227        3,316
   Prepaid expenses and other current assets                409          498
   Deferred income taxes                                    174          127
                                                         ------       ------
      Total current assets                                8,307        6,649
                                                         ------       ------

Property and equipment, net                                 724          487
                                                         ------       ------

Other assets:
   Notes receivable                                                       85
   Other assets                                             304          171
   Deferred taxes                                           182           41
                                                         ------       ------
      Total assets                                       $9,517       $7,433
                                                         ======       ======




                                    Continued

               DANNINGER MEDICAL TECHNOLOGY, INC. AND SUBSIDIARIES

                     (In thousands except for share amounts)

                                    ---------


                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                       1995          1994
                                                       ----          ----

Current liabilities:
   Cash overdraft                                      $  167
   Current portion, term debt                           3,380       $2,140
   Current portion, capital lease obligations              26           37
   Accounts payable, trade                              1,146        1,532
   Accrued expenses and other liabilities                 402          326
                                                       ------       ------
      Total current liabilities                         5,121        4,035
                                                       ------       ------

Term debt, net of current maturities                      839
                                                       ------

Obligations under capital leases, net
      of current maturities                                35            8
                                                       ------       ------
Commitments and contingencies
Shareholders' equity:
   Common stock, $.01 par value:
      Authorized, 10,000,000 shares; issued and
      outstanding 4,707,490 and 4,551,390 shares
      for 1995 and 1994, respectively                      47           46
   Paid-in capital                                      3,367        2,877
   Retained earnings                                      108          467
                                                       ------       ------
      Total shareholders' equity                        3,522        3,390
                                                       ------       ------
      Total liabilities and shareholders' equity       $9,517       $7,433
                                                       ======       ======




              See notes to the consolidated financial statements.

               DANNINGER MEDICAL TECHNOLOGY, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

           for the three years ended December 31, 1995, 1994 and 1993

                       (In thousands except share amounts)

                                    ---------


                                                  1995              1994                1993
                                                  ----              ----                ----
Revenue:
   Net sales                                  $    11,785        $    10,083        $     9,254
   Lease and rental revenue                           799                 71                 59
                                              -----------        -----------        -----------
                                                   12,584             10,154              9,313
Cost of goods sold                                  6,360              5,128              5,428
                                              -----------        -----------        -----------
   Gross margin                                     6,224              5,026              3,885
                                              -----------        -----------        -----------

Operating expenses:
   Sales and marketing                              3,201              1,858              1,750
   General and administrative                       2,014              1,536              1,451
   Research and development                         1,147              1,324              1,248
                                              -----------        -----------        -----------
                                                    6,362              4,718              4,449
                                              -----------        -----------        -----------

      Operating income (loss)                        (138)               308               (564)

Other income (expense):
   Interest expense                                  (289)              (158)              (156)
   Other income (expense), net                         (4)                60                 38
                                              -----------        -----------        -----------
                                                     (293)               (98)              (118)
                                              -----------        -----------        -----------

      Income (loss) before income taxes              (431)               210               (682)
                                              -----------        -----------        -----------

Income taxes (benefit):
   Federal:
      Current                                                                               155
      Deferred                                       (100)               100               (101)
   State and local                                     28                 29                 38
                                              -----------        -----------        -----------
                                                      (72)               129                 92
                                              -----------        -----------        -----------
      Net income (loss)                       $      (359)       $        81        $      (774)
                                              ===========        ===========        ===========

Earnings per share:
   Net income (loss) per share                ($      .08)       $       .02        ($      .18)
                                              ===========        ===========        ===========

Weighted average shares
   outstanding including common
    stock equivalents                           4,661,332          4,695,418          4,420,312
                                              ===========        ===========        ===========


              See notes to the consolidated financial statements.

               DANNINGER MEDICAL TECHNOLOGY, INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

           for the three years ended December 31, 1995, 1994 and 1993

                                 (In thousands)

                                   ----------

                                               Number
                                              Of Shares      Common      Paid-In      Retained
                                             Outstanding     Stock       Capital      Earnings      Total
                                             -----------     -----       -------      --------      -----

Balance, January 1, 1993                         4,401       $   44       $2,523       $1,160       $3,727
   Exercise of stock options
        for shares of common stock                  30                        49                        49
   Tax benefit from stock options
        exercised                                                              6                         6
   Net loss                                                                              (774)        (774)
                                                ------       ------       ------       ------       ------

Balance, December 31, 1993                       4,431           44        2,578          386        3,008

   Exercise of stock options and warrants
        for shares of common stock                 121            2          262                       264
   Tax benefit from stock options
        exercised                                                             37                        37
   Net income                                                                              81           81
                                                ------       ------       ------       ------       ------

Balance, December 31, 1994                       4,552           46        2,877          467        3,390

   Exercise of stock options and warrants
        for shares of common stock                 156            1          402                       403
   Tax benefit from stock options
        exercised                                                             88                        88
  Net loss                                                                               (359)        (359)
                                                ------       ------       ------       ------       ------

Balance, December 31, 1995                       4,708       $   47       $3,367       $  108       $3,522
                                                ======       ======       ======       ======       ======



              See notes to the consolidated financial statements.

               DANNINGER MEDICAL TECHNOLOGY, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

           for the three years ended December 31, 1995, 1994, and 1993

                                 (In thousands)

                                   ----------

                                                        1995           1994           1993
                                                        ----           ----           ----

Cash flows from operating activities:
   Net income (loss)                                  $  (359)       $    81        $  (774)
                                                      -------        -------        -------
   Adjustments to reconcile net
        income (loss) to net cash provided
        by (used in) operating activities:
   Depreciation and amortization                          257            257            343
   Reserves for doubtful accounts                         118            (53)           188
   Gain on sale of fixed assets                                          (50)           (21)
   Deferred income taxes                                 (100)           100           (100)
   Changes in assets and liabilities:
        Accounts receivable                              (878)        (1,248)          (326)
        Net investment in sales-type leases                              206          1,586
        Inventories                                    (1,113)          (580)           252
        Prepaid expenses and other assets                  52           (105)           (77)
        Federal income taxes refundable                                  (76)
        Accounts payable, accrued
             expenses and other liabilities              (288)           912            204
                                                      -------        -------        -------

        Total adjustments                              (1,952)          (637)         2,047
                                                      -------        -------        -------

   Net cash provided by (used
        in) operating activities                       (2,311)          (556)         1,273
                                                      -------        -------        -------

Cash flows from investing activities:

   Payments received on notes receivable                   21                            83
   Purchases of property and equipment                   (183)          (295)          (209)
   Proceeds from sale of property and equipment                          205             60
                                                      -------        -------        -------
   Net cash used in investing activities                 (162)           (90)           (66)
                                                      -------        -------        -------





                                    Continued

               DANNINGER MEDICAL TECHNOLOGY, INC. AND SUBSIDIARIES

                                 (In thousands)

                                   ----------


                                                           1995          1994           1993
                                                           ----          ----           ----
Cash flows from financing activities:
   Proceeds from term debt                               $ 4,331        $   395        $   435
   Repayment of term debt and
        capitalized lease obligations                     (2,431)           (56)        (1,626)
   Proceeds from exercise of stock
        options and Warrants                                 403            264             49
   Cash overdraft                                            167                           (19)
                                                         -------        -------        -------
        Net cash (used in) provided
        by financing activities                            2,470            603         (1,161)
                                                         -------        -------        -------
        Net increase (decrease)
        in cash                                               (3)           (43)            46

Cash balance at beginning of year                              3             46              0
                                                         -------        -------        -------
         Cash balance at end of year                     $     0        $     3        $    46
                                                         =======        =======        =======
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                             $   289        $   158        $   156
                                                         =======        =======        =======
    Income taxes (refunds)                               $    28        $    97        $  (160)
                                                         =======        =======        =======

              See notes to the consolidated financial statements.

               DANNINGER MEDICAL TECHNOLOGY, INC. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                   ----------


1.      Description of Business:

        Danninger Medical Technology, Inc. (Danninger) designs, manufactures, and markets, through dealers, products that assist orthopedic patients in their recovery following surgery or trauma. Recovery Services, Inc.
        (RSI) was established to rent and sell durable medical equipment to orthopedic patients. Cross Medical Products, Inc. (Cross) develops and markets orthopedic surgical instrumentation and implants. In 1992, Cross received the Food & Drug Administration (FDA) 510(k) marketing clearance for general distribution of its Puno\Winter\Byrd (PWB) Lumbosacral System. In 1995 Cross received FDA 510(k) marketing clearance for general distribution of its Synergy Spinal Implant system.

2.      Summary of Significant Accounting Policies:

        The following is a summary of certain significant accounting policies followed in the preparation of these consolidated financial statements:

            Basis of Presentation:

            The consolidated financial statements include the accounts of Danninger Medical Technology, Inc. and its wholly-owned subsidiaries, Cross Medical Products, Inc. and Recovery Services, Inc. (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated.

            Accounting Estimates:

            The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

            Earnings Per Share:

            Primary earnings per share is calculated based on the weighted average number of common shares and common share equivalents outstanding. Common share equivalents include options and warrants to purchase common shares that are potentially dilutive using the treasury stock method.

            Inventories:

            Inventories are valued at the lower of first-in, first-out cost or market and consisted of the following:

                 (in thousands)                1995          1994
                                               ----          ----
                 Raw materials                $  671        $1,086
                 Work-in-process                 108            99
                 Finished goods                2,686         1,790
                 Consigned inventory             762           341
                                              ------        ------
                                              $4,227        $3,316
                                              ======        ======

               DANNINGER MEDICAL TECHNOLOGY, INC. AND SUBSIDIARIES

                                   ----------



            Property and Equipment:

            Property and equipment are recorded at cost. Depreciation is computed using the straight-line method at rates designed to amortize the costs of such items over their estimated useful lives. Depreciation expense for the years ended December 31, 1995, 1994 and 1993 was $251,000, $255,000 and $340,000, respectively.

            Expenditures for major improvements are capitalized, while expenditures for repairs and maintenance are charged to operations as incurred. When property and equipment are retired or sold, the cost and related accumulated depreciation or amortization are removed from the accounts with any gain or loss reflected in the results of operations.

            The Company transferred $222,000 and $95,000 of inventory to rental equipment during 1995 and 1994, respectively.

            Property and equipment are comprised of:              1995         1994
                                                                  ----         ----
            (in thousands)
            Machinery and equipment                             $  656       $  571
            Rental equipment                                       453          134
            Office furniture and fixtures                          286          233
            Computer equipment                                     569          492
            Leasehold improvements                                 242          242
                                                                ------       ------
                                                                 2,206        1,672
            Less accumulated depreciation                        1,482        1,185
                                                                ------       ------
                                                                $  724       $  487
                                                                ======       ======

        Intangibles:

        Other assets include patents and goodwill. Intangible assets including goodwill are amortized on a straight-line basis over their estimated useful lives ranging from five to 17 years. Management periodically evaluates the recoverability of all intangible assets based on estimated future cash flows. Amortization expense for the years ended December 31, 1995, 1994, and 1993 was $6,000, $3,000 and $3,000, respectively.

        Product Warranty Costs:

        The Company accrues estimated future costs for product warranty expense based on the number of units in service and the anticipated cost per unit of fulfilling its warranty obligation. Included in accrued expenses at December 31, 1995 and 1994 was $40,000 of accrued product warranty cost.

               DANNINGER MEDICAL TECHNOLOGY, INC. AND SUBSIDIARIES

                                   ----------



        Revenue Recognition:

        Revenue from the sales of products is recognized upon shipment. Revenue from the rental of equipment is recorded over the period during which the unit is rented.

        Income Taxes:

        Income tax expense is determined on the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of the assets and liabilities and net operating loss and tax credit carryforwards for which income tax benefits will be realized in future years using enacted tax rates. Valuation allowances are provided against deferred tax assets based on estimated future recoverability of the assets.

        Stock Compensation:

        In December 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123, Accounting for Stock-Based Compensation, which changes the measurement, recognition and disclosure standards for stock-based compensation. Management is currently evaluating the provisions of SFAS No. 123 on the results of operations, and the method of disclosure has not been determined.

3.      Sales-Type Leases:

        Prior to 1992, the Company marketed several products through lease arrangements. The leases generally had four-year terms with no buyout or renewal options. The leases were accounted for as sales-type leases with unearned income recognized on the interest method over the term of the lease. During 1992, the Company discontinued this program and renegotiated substantially all of its sales-type leases to amend payment terms.

        In 1994, the Company acted upon a security interest granted by a customer in default of its lease agreement and repossessed substantially all of the assets of the customer. Prior to repossession, the Company's net investment in sales-type leases relating to this customer was $145,000.

               DANNINGER MEDICAL TECHNOLOGY, INC. AND SUBSIDIARIES

                                   ----------



4.      Term Debt:

        Term debt at December 31, 1995 and 1994 was:

            (in thousands)                                                                  1995        1994
                                                                                            ----        ----
            Revolving credit agreement                                                    $3,000       $2,140

            Note payable, bank, due in monthly installments of $16,667 plus accrued interest of prime (8.75% at December 31, 1995) plus .75%,
            maturing in June 2000.                                                           917

            Note payable, finance company, due in monthly principal payments of
            $6,997 plus accrued interest of prime (8.75% at December 31, 1995)
            plus 1.5%, maturing in June 1998.                                                223

            Note payable, related party, payable on demand.                                   79
                                                                                          ------       ------
                                                                                           4,219        2,140
        Less current maturities                                                            3,380        2,140
                                                                                          ------       ------
                                                                                          $  839       $    0
                                                                                          ======       ======

        Under the terms of the revolving credit agreement, the Company may borrow up to $3,000,000 at the bank's prime interest rate (8.75% at December 31, 1995) plus .5%. The weighted average borrowing rate on short-term borrowings outstanding was 9.34% and 7.80% at December 31, 1995 and 1994, respectively. The borrowings on the revolving credit agreement are due on June 30, 1996. The agreement contains financial covenants requiring the Company to maintain certain financial ratios. At December 31, 1995, the Company was not in compliance with certain of the financial covenants in the loan facility agreement. The Bank waived the covenant noncompliance effective December 31, 1995 and amended the financial covenants effective January 1, 1996 to make them less restrictive. Substantially all of the Company's assets are pledged as collateral on the revolving credit agreement and other term debt.

        During 1995, the Company obtained a loan from a keyman life insurance policy in the irrevocable life trust of a significant shareholder and director at an interest rate of 8%, payable on the anniversary date of the loan.

               DANNINGER MEDICAL TECHNOLOGY, INC. AND SUBSIDIARIES

                                   ----------



        Term debt maturities (in thousands):

                        1996               $3,380
                        1997                  292
                        1998                  247
                        1999                  200
                        2000                  100
                                           ------
                                           $4,219
                                           ======

5.      Rental and Lease Agreements:

        The Company leases its offices and manufacturing facilities under operating lease agreements which expire on June 30, 1996. The Company has entered into a new lease agreement for its offices and manufacturing facility which will expire on May 31, 2001. Total rent expense was $178,000, $151,000, and $131,000 in 1995, 1994, and 1993, respectively.

        The Company leases certain manufacturing and computer equipment under noncancelable lease agreements that are accounted for as capitalized leases. The leases provide that the Company pay taxes, insurance and maintenance expenses related to the equipment. Leased equipment under capital leases is included in the accompanying consolidated balance sheets as property and equipment with an aggregate cost of $305,000 and $235,000, and accumulated depreciation of $241,000 and $192,000 at December 31, 1995 and 1994, respectively. New capital lease obligations in 1995 were $70,000.

        Future minimum payments including the new lease arrangement for the corporate offices and manufacturing facilities (in thousands):

                                                                    Capital    Operating
                 Year Ending December 31,                            Leases     Leases
                 ------------------------                           -------    ---------
                           1996                                         $31     $  262
                           1997                                          22        283
                           1998                                          11        270
                           1999                                           6        273
                           2000                                           3        276
                           Thereafter                                              115
                                                                        ---     ------
        Total minimum lease payments                                     73     $1,479
                                                                                ======
                 Less amount representing interest                       12
                                                                        ---
                                                                         61
                 Less current maturities                                 26
                                                                        ---
                 Long-term obligations under capital leases             $35
                                                                        ===

        The Company rents certain medical products to orthopedic patients following surgery or trauma. The arrangements are accounted for as operating leases with terms generally less than one year. The carrying value of rental equipment was $355,000 and $128,000 at December 31, 1995 and 1994, respectively.

               DANNINGER MEDICAL TECHNOLOGY, INC. AND SUBSIDIARIES

                                   ----------



6.      Notes Receivable:

        In December, 1994, the Company acted upon a security interest it had been granted by a customer and repossessed the collateral which secured the customer's note. As a result of the repossession, the Company settled the note and recognized income for the recovery of previously provided valuation allowances of $76,000 for the year ended December 31, 1994.

        During 1994, the Company sold equipment to a major supplier totalling $113,000. The Company agreed to finance the sale over 48 months at an interest rate based on the published prime rate on the first business day of each month plus an additional one-half percent. The monthly principal payment was $2,360 plus interest calculated on the outstanding principal balance. In 1995, the major supplier settled the remaining balance of the note receivable of $92,000 in exchange for amounts owed by the Company to the supplier.

7.      Federal Income Tax:

        The components of the deferred tax asset are (in thousands):

        Temporary differences:                                             1995                    1994
                                                                           ----                    ----
        Deferred tax assets
            Accounts receivable                                            $ 68                   $  44
            Inventories                                                     205                     162
            Warranty reserve                                                 12                      13
            State and local taxes                                            13                      13
            Net operating loss                                              295                      64
            Tax credit carryforwards                                        367                     332
                                                                           ----                   -----
                           Total deferred tax asset                         960                     628

            Less valuation allowance                                       (600)                   (456)

        Deferred tax liability

            Property and equipment                                           (4)                     (4)
                                                                           ----                   -----

                           Net deferred tax asset                          $356                   $ 168
                                                                           ====                   =====

        The current and non-current components of the net deferred tax asset recognized in the balance sheet are (in thousands):

                                                        1995        1994
                                                        ----        ----
            Net current asset                           $174        $127
            Net non-current asset                        182          41
                                                        ----        ----
                           Net asset                    $356        $168
                                                        ====        ====

        The Company has established a valuation allowance for the future recoverability of deferred tax assets. The

               DANNINGER MEDICAL TECHNOLOGY, INC. AND SUBSIDIARIES

                                   ----------



        allowance has been established based on the Company's historical experience of paying federal income taxes at alternative minimum tax rates and expected limitations on the future use of research and development and alternative minimum tax credit carryforwards. Research and development credit carryforwards were $361,000 at December 31, 1995 and expire as follows: $95,000 in 2006, $77,000 in 2007, $92,000 in
        2008, $61,000 in 2009 and $36,000 in 2010.

        The following is a reconciliation of income tax expense to the amount computed at the federal statutory rate:

(in thousands)                                       1995         1994         1993
                                                    -----        -----        -----
Income tax (benefit)
     expense at statutory rates                     $(146)       $  72        $(232)
Increase (reduction) in taxes resulting from:

     Research and development tax credits             (36)         (82)         (96)

     State and local income taxes, net of
         federal income tax benefit                    18           20           25

     Valuation allowance                               78           39          391

     Other permanent differences                       14           80            5
                                                    -----        -----        -----
         Total income tax expense (benefit)         $ (72)       $ 129        $  93
                                                    ======       =====        =====

        Tax benefits credited to equity for stock options exercised were $88,000, $37,000 and $6,000 for the years ending December 31, 1995, 1994 and 1993, respectively.

8.      Shareholders' Equity:

        Pursuant to a license agreement for a patent on certain implant devices, the Company issued warrants to purchase 150,000 shares of common stock at $2.75 each. The warrants vested 50% in each of February 1994 and 1995 and were exercisable through February 1998. The warrants were exercised for 100,000 and 50,000 shares of common stock during 1995 and 1994, respectively.

        In January 1984, the Company adopted an Incentive Stock Option Plan (Incentive Plan) which expired on January 27, 1994. The Incentive Plan was administered by the Compensation Committee of the Board of Directors (the Committee) and provided that options be granted to key employees at exercise prices no less than market value on the date the option was granted. All options currently outstanding vest prorata over five

               DANNINGER MEDICAL TECHNOLOGY, INC. AND SUBSIDIARIES

                                   ----------



        years beginning one year from date of grant and expire six years from date of grant. The Company has reserved 750,000 shares of its common stock for distribution under the Incentive Plan.

        Changes in stock options are:

                                                          Number                      Per Share
                                                         Of Shares                  Option Price
                                                         ---------                  ------------
        1993

          Granted                                                0
          Exercised                                          6,000      $ .9375          -         $1.85
          Canceled                                          64,000      $ .9375          -         $2.9375
          Outstanding at December 31, 1993                 229,600      $ .9375          -         $2.9375

        1994

          Granted                                           82,500      $1.94
          Exercised                                         14,640      $ .9375          -         $2.38
          Canceled                                           1,960      $ .9375          -         $1.85
          Outstanding at December 31, 1994                 295,550      $ .9375          -         $2.9375

        1995

          Granted                                                0

          Exercised                                         20,100      $ .9375          -         $2.53
          Canceled                                           6,400      $1.94            -         $2.53
          Outstanding at December 31, 1995                 269,000      $1.75            -         $2.9375

        Options outstanding and exercisable under the Incentive Plan at December 31, 1995, represent 160,000 shares. The remaining options become exercisable in 1996 - 47,500 shares; 1997 - 30,500 shares; 1998 - 15,500 shares; 1999 - 15,500 shares.

               DANNINGER MEDICAL TECHNOLOGY, INC. AND SUBSIDIARIES

                                   ----------



In April 1984, the Company adopted a Nonstatutory Stock Option Plan (Nonstatutory Plan) which expired on April 26, 1994. The Nonstatutory Plan specified that options be granted to officers, directors, advisors and key employees at a price specified by the Board of Directors on the date the option was granted. The options vest prorata over a period of up to five years beginning one year from date of grant and expire six years from date of grant. The Company has reserved 300,000 shares for distribution under the Nonstatutory Plan.

        Changes in stock options are:

                                                             Number                    Per Share
                                                            Of Shares                Option Price
                                                            ---------                ------------
        1993

          Granted                                             50,000        $2.50
          Exercised                                           24,000        $1.75
          Canceled                                             4,500        $1.75
          Outstanding at December 31, 1993                   160,000        $.875     -         $2.94

        1994

          Granted                                              5,000        $1.94
          Exercised                                           56,000        $ .875     -        $2.94
          Canceled                                            11,500        $ .875     -        $2.5652
          Outstanding at December 31, 1994                    97,500        $ .875     -        $2.94

        1995

          Granted                                                  0
          Exercised                                           26,000        $1.85      -        $2.94
          Canceled                                                 0
          Outstanding at December 31, 1995                    71,500        $1.94       -       $2.94

        Options outstanding and exercisable under the Nonstatutory Plan at December 31, 1995, represent 67,500 shares. The remaining options become exercisable in 1996 through 1999-1,000 shares each year.

               DANNINGER MEDICAL TECHNOLOGY, INC. AND SUBSIDIARIES

                                   ----------



        In February 1994, the Company adopted the 1994 Stock Option Plan (1994
        Plan). The 1994 Plan was intended to replace both the Incentive Plan and the Nonstatutory Plan. The 1994 Plan is administered the Committee. The 1994 Plan provides for the granting of nonstatutory or incentive options to directors, consultants, advisors, or key employees of the Company who are selected by the Committee. Vesting periods are determined by the Committee. The Company has reserved 600,000 shares for distribution under the 1994 Plan.

        Changes in stock options are:

                                                                Number                     Per Share
                                                               Of Shares                 Option Price
                                                               ---------                 ------------
        1994

          Granted                                                45,000                  $3.50
          Exercised
          Canceled
          Outstanding at December 31, 1994                       45,000                  $3.50

        1995

          Granted                                               150,000                  $4.25 - $8.875
          Exercised                                              10,000                  $3.50
          Canceled                                                9,000                  $4.25
          Outstanding at December 31, 1995                      176,000                  $3.50 - $8.875

        Options outstanding and exercisable under the 1994 Plan at December 31, 1995, represent 45,000 shares. The remaining options become exercisable in 1996-62,800 shares; 1997-17,800 shares; 1998-16,800 shares; 1999-
        16,800 shares; 2000-16,800 shares.

9.      Commitments and Contingencies:

        The Company maintains a claims made product liability insurance policy with per occurrence ($50,000) and aggregate ($250,000) retention limits. Beyond these retention limits, the policy covers aggregate insured claims made during each policy year up to $5,000,000.

        The Company and other spinal implant manufacturers have been named as defendants in various class action product liability lawsuits alleging that the plaintiffs were injured by spinal implants supplied by the Company and others. All such lawsuits were consolidated for pretrial proceedings in the Federal District Court for the Eastern District of Pennsylvania and on February 22, 1995, the plaintiffs were denied class certification. In response to the denial of class certification, a large number of additional individual lawsuits have been filed alleging, in addition to damages from spinal implants, a conspiracy among manufacturers, physicians and other spinal implant industry members. At March 1, 1996, approximately 500 such lawsuits have been filed in which the Company is a party. Approximately fifteen of such cases involve individual plaintiffs utilizing

               DANNINGER MEDICAL TECHNOLOGY, INC. AND SUBSIDIARIES

                                   ----------



        implants supplied by the Company. The Company cannot estimate precisely at this time the number of such lawsuits that may eventually be filed. The vast majority of such lawsuits are pending in federal courts and are in preliminary stages. Discovery proceedings, including the taking of depositions, have commenced in certain of the lawsuits. Plaintiffs in these cases typically seek relief in the form of monetary damages, often in unspecified amounts. While the aggregate monetary damages eventually sought in all of such individual actions is substantial and exceeds the limits of the Company's product liability insurance policies, the Company believes that it has affirmative defenses, including, without limitation, preemption, and that these individual lawsuits are otherwise without merit. An estimate of the amount of loss cannot be made as the Company does not have sufficient information on which to base an estimate. All pending cases are being defended by the Company's insurance carrier, in some cases under a reservation of rights. There can be no assurance, however, that the $5,000,000 per annum limit of the Company's coverage will be sufficient to cover the cost of defending all lawsuits or the payment of any amounts that may be paid in satisfaction of any settlements or judgements. Further, there can be no assurance that the Company will continue to be able to obtain sufficient amounts of product liability insurance coverage at commercially reasonable premiums.

        In addition to the above, in the ordinary course of business the Company has been named as a defendant in various other legal proceedings. These actions, when finally concluded, will not, in the opinion of the Company, have a material adverse effect upon the financial position or results of operations of the Company. However, there can be no assurance that future quarterly or annually operating results will not be materially adversely affected by the final resolution of these matters.

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable (domestic and international). The Company follows certain guidelines in determining the credit-worthiness of domestic and foreign customers. The credit risk associated with each customer and each country is reviewed before a credit decision is made. All international sales are denominated in U.S. dollars.

        Certain of the Company's accounts receivable result from third party reimbursements that may be dependent on limitations imposed by the payor on the amount of reimbursement. The Company records the receivable and related revenue net of its estimate of such limitations.

        The Company has royalty agreements with the inventors of the spinal implant systems. The Company is obligated to pay the inventors 6% (and increasing 1/2% annually up to 8%) of the net revenues generated from the sales of these spinal implant products.

10.     Employee Benefit Plan:

        In January 1992, the Company adopted the Danninger Medical Corporation 401(k) Profit Sharing Plan (the Plan) covering substantially all employees. Pursuant to the Plan, employees may make voluntary contributions, and the Company may make matching contributions based on 25% of the employee's contribution, up to 4% of the employee's salary, subject to certain limitations. The Company expensed matching contributions of $17,000, $12,000 and $14,000 during 1995, 1994, and
        1993, respectively.

               DANNINGER MEDICAL TECHNOLOGY, INC. AND SUBSIDIARIES

                                   ----------



11.     Fourth Quarter Adjustments:

        During the fourth quarter of 1995, the Company recognized income for the recovery of previously provided valuation allowances of approximately $120,000 relating to inventory which previously was thought would be slow moving. Subsequent to the previous decision to provide a valuation allowance for this inventory, sales continued to support a lower valuation allowance.

        During the fourth quarter of 1994, the Company recognized income for the recovery of previously provided valuation allowances of approximately $177,000 relating to accounts receivable, sales-type lease and notes receivable reserves principally related to the repossession of assets pursuant to a security agreement granted to the Company by a major customer.

12.     Acquisition of Business

        During 1995, the Company acquired TROM, Inc., a company that rents and sells durable medical equipment to orthopedic patients, through the purchase of identifiable assets of $95,000 and the assumption of liabilities of $196,000. Other assets in the accompanying consolidated balance sheet includes $101,000 of goodwill which is amortized over five years. The acquisition of TROM, Inc. was accounted for under the purchase method.

13.     Information by Industry Group and Geographic Area:

        The company operates principally in two business segments: recovery products and spinal implants. Danninger and RSI operate in the recovery products industry group, and Cross operates in the spinal implants industry group.

        All assets are located in the United States. Revenues are derived from sales in the United States, Asia, Europe, and other foreign countries.

               DANNINGER MEDICAL TECHNOLOGY, INC. AND SUBSIDIARIES

                                   ----------


        Financial information by Industry Group and Geographic Area for the years 1995, 1994, and 1993 is presented below:

(In thousands)                                  1995          1994          1993
                                              --------      --------      --------
INDUSTRY GROUP
Revenue
      Recovery Products                       $  8,493      $  7,274      $  7,953
      Spinal Implants                            4,091         2,880         1,360
                                              --------      --------      --------
            Total revenue                     $ 12,584      $ 10,154      $  9,313
                                              ========      ========      ========

Operating profit
      Recovery Products                       $  1,239      $  1,493      $    578
      Spinal Implants                           (1,377)       (1,185)       (1,142)
                                              --------      --------      --------
            Total operating profit (loss)     $   (138)     $    308      $   (564)
                                              ========      ========      ========

Identifiable assets
      Recovery Products                       $  4,610      $  5,017      $  4,351
      Spinal Implants                            4,907         2,416         1,447
                                              --------      --------      --------
            Total assets                      $  9,517      $  7,433      $  5,798
                                              ========      ========      ========

Depreciation and amortization
      Recovery Products                       $    212      $    235      $    325
      Spinal Implants                               45            22            18
                                              --------      --------      --------
            Total depreciation and
              amortization                    $    257      $    257      $    343
                                              ========      ========      ========

Capital expenditures
      Recovery Products                       $     86      $    222      $    209
      Spinal Implants                               97            73
                                              --------      --------      --------
            Total capital expenditures        $    183      $    295      $    209
                                              ========      ========      ========

GEOGRAPHIC AREA
Revenue
      United States                           $ 10,689      $  8,830      $  9,011
      Foreign                                    1,895         1,324           302
                                              --------      --------      --------
            Total revenue                     $ 12,584      $ 10,154      $  9,313
                                              ========      ========      ========

===============================================================================
        No person has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offer made hereby and, if given or made, such information or representation must not be relied upon. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates, or an offer to sell or the solicitation of an offer to buy such securities in any jurisdiction in which such offer or solicitation may not be legally made. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                        --------------------------

                             TABLE OF CONTENTS
                                                                Page
                                                                ----
Available Information......................................
Incorporation of Certain Documents by Reference............
Prospectus Summary.........................................
Risk Factors...............................................
Price Range of Common Stock and Dividend Policy............
Use of Proceeds............................................
Capitalization.............................................
Selected Consolidated Financial Data.......................
Management's Discussion and Analysis of Financial
   Condition and Results of Operations.....................
Business...................................................
Management.................................................
Description of Debentures..................................
Description of Capital Stock...............................
Underwriting...............................................
Legal Matters..............................................
Experts....................................................
Index to Consolidated Financial Statements.................     F-1

===============================================================================


===============================================================================

                                $5,000,000

                                  [LOGO]

                             DANNINGER MEDICAL
                              TECHNOLOGY, INC.

                                % CONVERTIBLE
                           SUBORDINATED DEBENTURES
                                   DUE 2003


                              ------------------
                                  PROSPECTUS
                              ------------------



                                THE OHIO COMPANY



                                         , 1996


===============================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          The following table presents a reasonably itemized estimate of all expenses in connection with the issuance and distribution of the debentures, other than underwriting discounts and commissions.

         SEC registration fee ....................................      $  2,500
         Printing and engraving fee ..............................        30,000
         Legal fees and expenses .................................       120,000
         Accounting fees and expenses ............................        50,000
         Blue Sky fees and expenses (including fees of counsel) ..         5,000
         Transfer agent and registrar's fees and expenses ........         3,000
         Miscellaneous expenses ..................................        14,500
                                                                        --------
              TOTAL ..............................................      $225,000
                                                                        ========

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Reference is made to the Form of Indemnification Agreement between Danninger Medical Technology, Inc. and its directors (previously filed as Exhibit 10(x) to Form 10 (file number 1-16893) filed May 3, 1988, and incorporated herein by reference) and the Schedule identifying material details of other Indemnification Agreements substantially similar to the Form of Indemnification Agreement (previously filed as Exhibit 10(o) to Form 10-K (file number 0-16893) filed March 31, 1995, and incorporated herein by this reference.

ITEM 16.  EXHIBITS.

         The following Exhibits are filed as part of this Registration
Statement:

EXHIBIT
NO.                          DESCRIPTION                              PAGE NUMBER
- -------                      -----------                              -----------
1.1                 Form of Underwriting Agreement.             Page _____.

4.1                 Reference is made to Articles FOURTH,       Previously filed as Exhibit 4 to Form 10
                    EIGHTH, NINTH and TENTH of the              (file number 0-16893) filed May 3, 1988,
                    Certificate of Incorporation of the         and incorporated herein by reference.
                    Company and Articles II, III, IV, VI, VII
                    and VIII of the Company's Bylaws.
                    Instruments defining the rights of holders
                    of long-term debt will be furnished to the
                    Securities and Exchange Commission
                    upon request.

4.2                 Form of Indenture dated as of               Page _____.
                    ______________ __, 1996, between
                    Registrant and Fifth Third Bank, as
                    Trustee.

5                   Opinion of Porter, Wright, Morris &         Page _____.
                    Arthur as to the legality of the debentures
                    and Common Shares being registered.

10(a)               Business Purpose Revolving Promissory       Previously filed as Exhibit 10(a) to Annual
                    Note, dated February 13, 1995, in the       Report on Form 10-K (file number o-
                    amount of $400,000 payable to Bank          16893) filed on March 30, 1995, and
                    One, Columbus, N.A. by Danninger            incorporated herein by reference.
                    Medical Technology, Inc. and Cross
                    Medical Products, Inc.

10(b)               Non-Titled Personal Property Security       Previously filed as Exhibit 10(b) to Annual
                    Agreement, dated February 13, 1995,         Report on Form 10-K (file number o-
                    granting Bank One Columbus, N.A. a          16893) filed on March 30, 1995, and
                    security interest in all inventory, raw     incorporated herein by reference.
                    materials, work in process, supplies,
                    accounts, general intangibles, chattel
                    paper, instruments, other forms of
                    obligations and receivables, goods,
                    equipment, machinery, supplies and other
                    personal property of Danninger Medical
                    Technology, Inc.

10(c)               Non-Titled Personal Property Security       Previously filed as Exhibit 10(c) to Annual
                    Agreement, dated February 13, 1995,         Report on Form 10-K (file number o-
                    granting Bank One Columbus, N.A. a          16893) filed on March 30, 1995, and
                    security interest in all inventory, raw     incorporated herein by reference.
                    materials, work in process, supplies,
                    accounts, general intangibles, chattel
                    paper, instruments, other forms of
                    obligations and receivables, goods,
                    equipment, machinery, supplies and other
                    personal property of  Cross Medical
                    Products, Inc.

10(d)               Loan Agreement, dated September 23,         Previously filed as Exhibit 10 to Form 10
                    1994, in the amount of $2,500,000           (file number 0-16893) filed November 14,
                    payable to Bank One, Columbus, N.A. by      1994, and incorporated herein by
                    Danninger Medical Technology, Inc., and     reference.
                    Cross Medical Products, Inc., secured by
                    accounts receivable, lease receivables,
                    contract rights, chattels, general
                    intangibles, notes, drafts, acceptances and
                    other forms of obligations and inventory,
                    goods, merchandise, and all other
                    personal property of Danninger Medical
                    Technology, Inc. and Cross Medical
                    Products, Inc.

10(e)               Loan Agreement, dated June 26, 1995, by     Previously filed as Exhibit 10 to Form 10-
                    and among Danninger Medical                 Q (file number 0-16893) filed August 14,
                    Technology, Inc., Cross Medical             1995, and incorporated herein by
                    Products, Inc., Recovery Services, Inc.,    reference.
                    and Bank One, Columbus, N.A.

10(f)               Amendment to Loan Agreement, dated          Previously filed as Exhibit 10(f) to Form
                    March 27, 1996, by and among                10-K (file number 0-16893) filed April 1,
                    Danninger Medical Technology, Inc.,         1996, and incorporated herein by
                    Cross Medical Products, Inc., Recovery      reference.
                    Services, Inc., and Bank One, Columbus,
                    N.A.

The following are management contracts and compensatory plans and arrangements in which directors or executive officers participate:

10(g)               Confidentiality, Assignment and             Previously filed as Exhibit 10(a) to Form
                    Non-Competition Agreement for Key           10 (file number 0-16893) filed May 3,
                    Personnel, dated September 10, 1984,        1988, and incorporated herein by
                    between Danninger Medical Technology,       reference.
                    Inc. and Edward R. Funk.*


10(h)               Schedule identifying material details of    Previously filed as Exhibit 10(h) to Annual
                    other agreements substantially identical to Report on Form 10-K (file number o-
                    Exhibit 10(g).*                             16893) filed on March 30, 1995, and
                                                                incorporated herein by reference.

                    Amended and Restated 1984 Incentive         Previously filed as Exhibit 10(e) to Annual
10(i)               Stock Option Plan, reserving                Report on Form 10-K (file number
                    750,000 shares of Common Stock, as          0-16893) filed March 30, 1993, and
                    amended by the Board of Directors           incorporated herein by reference.

                    on April 2, 1992.*

10(j)               Form of Stock Option Agreement              Previously filed as Exhibit 10(f) to Annual
                    Under the Amended and Restated 1984         Report on Form 10-K (file number
                    Incentive Stock Option Plan.*               0-16893) filed March 30, 1993, and
                                                                incorporated herein by reference.

10(k)               Amended and Restated 1984                   Previously filed as Exhibit 10(h) to Annual
                    Non-Statutory Stock Option Plan,            Report on Form 10-K (file number
                    reserving 300,000 shares of Common          0-16893) filed March 30, 1993, and
                    Stock, as amended by the Board of           incorporated herein by reference.
                    Directors on April 2, 1992.*

10(l)               Form of Stock Option Agreement              Previously filed as Exhibit 10(i) to Annual
                    Under the Amended and Restated 1984         Report on Form 10-K (file number
                    Non-Statutory Stock Option Plan.*           0-16893) filed March 30, 1993, and
                                                                incorporated herein by reference.

10(m)               1994 Stock Option Plan, reserving           Previously filed as Exhibit 10(c) to Form
                    600,000 shares of Common Stock.*            10 (file number 0-16893) filed August 12,
                                                                1994, and incorporated herein by this
                                                                reference.

10(n)               Form of Indemnification Agreement           Previously filed as Exhibit 10(x) to Form
                    between Danninger Medical Technology,       10 (file number 0-16893) filed May 3,
                    Inc. and its directors.*                    1988, and incorporated herein by
                                                                reference.


10(o)               Schedule identifying material details of    Previously filed as Exhibit 10(o) to Annual
                    other Indemnification Agreements            Report on Form 10-K (file number o-
                    substantially identical to Exhibit 10(n).*  16893) filed on March 30, 1995, and incorporated herein by reference.

10(p)               Employment Agreement between                Previously filed as Exhibit 10(a) to Form
                    Danninger Medical Technology, Inc. and      10 (file number 0-16893) filed August 12,
                    Edward R. Funk.*                            1994, and incorporated herein by this
                                                                reference.

10(q)               Employment Agreement between Cross          Previously filed as Exhibit 10(b) to Form
                    Medical Products, Inc. and Edward R.        10 (file number 0-16893) filed August 12,
                    Funk.*                                      1994, and incorporated herein by this
                                                                reference.


11                  Statement Regarding Computation of Net      Previously filed as Exhibit 11 to Form 10-
                    Income Per Share.                           K (file number 0-16893) filed April 1,
                                                                1996, and incorporated herein by
                                                                reference.

12                  Statement Regarding Computation of          Page ___.
                    Ratios



23.1                Consent of Coopers & Lybrand L.L.P.         Page ___.

23.2                Consent of Porter, Wright, Morris &
                    Arthur is set forth as part of Exhibit 5 above.

24                  Powers of Attorney.                         Page ___.

27                  Financial Data Schedule                     Page ___.

- -----------------
* Management Contract or Compensatory Plan

ITEM 17.  UNDERTAKINGS.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (i) The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 4,  1996           DANNINGER MEDICAL TECHNOLOGY, INC.


                                By: /s/ Joseph A. Mussey
                                   ---------------------------------------------
                                Joseph A. Mussey
                                President, Chief Executive Officer and Treasurer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

              SIGNATURE                                   TITLE                                      DATE
              ---------                                   -----                                      ----
        /s/ Joseph A. Mussey                 President, Chief Executive Officer,        )      April 4, 1996
- ------------------------------------         Treasurer and Director                     )
             Joseph A. Mussey                (Principal Executive Officer)              )
                                                                                        )
                                                                                        )
                            *                Vice President and Chief Financial         )      April 4, 1996
- ------------------------------------         Officer (Principal Accounting Officer)     )
             Paul A. Miller


                            *                Chairman of the Board of Directors         )      April 4, 1996
- ------------------------------------                                                    )
             Edward R. Funk                                                             )
                                                                                        )
                                                                                        )
                            *                Director                                   )      April 4, 1996
- ------------------------------------                                                    )
             Daniel A. Funk, M.D.                                                       )
                                                                                        )
                                                                                        )
                            *                Director                                   )      April 4, 1996
- ------------------------------------                                                    )
             Daniel A. Gregorie, M.D.                                                   )
                                                                                        )
                                                                                        )
                            *                Director                                   )      April 4, 1996
- ------------------------------------                                                    )
             Herbert J. Kahn                                                            )
                                                                                        )
                                                                                        )
                            *                Director                                   )      April 4, 1996
- ------------------------------------                                                    )
            Curtis A. Loveland                                                          )
                                                                                        )
                                                                                        )
                            *                Director                                   )      April 4, 1996
- ------------------------------------                                                    )
           C. Craig Waldbillig                                                          )
                                                                                        )
                                                                                        )
                            *                Director                                   )      April 4, 1996
- ------------------------------------                                                    )
           Peter H. Williams                                                            )
                                                                                        )
                                                                                        )

                          *                  Director                                   )      April 4, 1996
- ------------------------------------                                                    )
          Robert J. Williams                                                            )
                                                                                        )

*By:       /s/ Joseph A. Mussey
    ----------------------------------
    Joseph A. Mussey, attorney-in-fact
     for each of the persons indicated